

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH. D.C. 152 SECTION

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Filing No. 1 for the Month of May, 2002

ADB Systems International Inc.
(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ADB SYSTEMS INTERNATIONAL INC.

On or about May 14, 2002, ADB Systems International Inc. (the "Company") mailed a Notice of Annual Meeting of Shareholders, an Information Circular, a Form of Proxy and a 2001 Annual Report to its shareholders. Each of these items is filed as an exhibit to this Form 6-K.

Exhibit 1. Notice of Annual Meeting of Shareholders, dated April 26, 2002
Exhibit 2. Information Circular, dated April 26, 2002
Exhibit 3. Form of Proxy
Exhibit 4. 2001 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL INC.

Date: May 14, 2002

By: 

Name: John Mackie
Title: Vice-President, General Counsel and Corporate Secretary

Exhibits 1 and 2



ADB Systems International Inc.
6725 Airport Road, Suite 201
Mississauga, Ontario
L4V 1V2 Canada

Tel: 905.672.7467
Fax: 905.672.5705
Toll free: 1.888.287.7467
www.adbsys.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the ''Meeting'') of the shareholders of ADB SYSTEMS INTERNATIONAL INC. (the ''Corporation'') will be held in the Toronto III room of the Hilton Toronto Hotel, 145 Richmond St. West, Toronto, Ontario, on Wednesday, June 12, 2002, at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. to receive and consider the Corporation's financial statements for the financial year ended December 31, 2001, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;
4. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are entitled to vote at the Meeting in person or by proxy. If it is not your intention to be present at the Meeting, please exercise your right to vote by promptly signing, dating and returning the enclosed form of proxy in the envelope provided for that purpose.

DATED at Mississauga, Ontario this 26th day of April, 2002.

By order of the Board of Directors

John A. Mackie
Vice President, General Counsel
and Corporate Secretary



MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular and the accompanying proxy form are furnished in connection with the solicitation of proxies by and on behalf of the management of ADB SYSTEMS INTERNATIONAL INC. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Wednesday, June 12, 2002 for the purposes set out in the accompanying notice of meeting. In addition to the use of the mail, proxies may be solicited by officers, directors and regular employees of the Corporation personally or by telephone. The cost of such solicitation will be borne by the Corporation.

Accompanying this Circular is the 2001 Annual Report of the Corporation including the audited financial statements of the Corporation for the financial year ended December 31, 2001. All dollar amounts contained in this Circular are expressed in Canadian dollars.

The persons named in the enclosed form of proxy, who are directors or officers of the Corporation, will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares shall be voted for the election of directors and the appointment of auditors, as stated under those headings in this Management Information Circular. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. If matters which are not now known should properly come before the Meeting, the shares represented by the proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the blank space provided in the form of proxy or by completing another proxy in a form similar to the enclosed and, in either case, sending it to the Corporation or its transfer agent, CIBC Mellon Trust Company, in the return envelope provided. **Instruments appointing proxies to be used at the Meeting must be deposited with the Corporation or its transfer agent prior to the close of business on the second business day preceding the Meeting or delivered to the Secretary of the Meeting at the time of the Meeting.**

REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited at the registered office of the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Secretary of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits the proxy shall be revoked.

INTEREST OF CERTAIN PERSONS AND CORPORATIONS IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Corporation since the beginning of the last financial year and no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 41,583,628 common shares of the Corporation are issued and outstanding as of April 25, 2002. Each common share entitles the holder thereof to one vote per share at the Meeting.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as April 26, 2002. A quorum for the transaction of business at the Meeting is at least two shareholders represented in person or by proxy holding not less than 20% of the outstanding shares of the Corporation entitled to vote at the Meeting.

All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his or her shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded, no later than ten days before the Meeting, that the Corporation recognize the transferee as a person entitled to vote the transferred shares, such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof no person owns beneficially, directly or indirectly, or exercises control or direction over securities of the Corporation carrying more than five percent of the voting rights attaching to all voting securities of the Corporation other than Stonestreet Limited Partnership, which holds 3,300,000 common shares of the Corporation, or 7.9% of the issued and outstanding common shares, as a result of a recent private placement by the Corporation.

ELECTION OF DIRECTORS

The Articles of the Corporation currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The *Business Corporations Act* (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of its shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. The Board of Directors of the Corporation has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Corporation. The Board of Directors has determined by resolution that the size of the Board is 9 directors.

On September 7, 2001, the Corporation entered into an agreement (the ''Board Representation Agreement'') with LimeRock Partners LLC (''LR''), Jan Pedersen (''Pedersen''), and Sandnes Investering, Rogaland Investering, AIG Private Bank Ltd. and Karstein Gjersvik (together, the ''Other Nominating Shareholders'') in connection with the acquisition of ADB Systemer ASA of Sola, Norway. LR, Pedersen and the Other Nominating Shareholders were the largest shareholders of ADB Systemer.

Pursuant to the Board Representation Agreement, LR and Pedersen were entitled, immediately following the acquisition of ADB Systemer ASA, to nominate one person each to the Board of Directors of the Corporation. John Reynolds and Martin Bekkeheien were nominated and have served on the Board of Directors of the Corporation on this basis. LR have since advised the Corporation that they are waiving their right to a nominee in light of other demands on Mr. Reynolds' time. Pedersen has advised that he will serve as his own nominee for the purposes of the Meeting.

Also pursuant to the Board Representation Agreement, the Other Nominating Shareholders as a group are entitled to nominate one person to the Board of Directors of the Corporation, which entitlement is effective at the Meeting. The Other Nominating Shareholders have indicated that their nominee for such purposes is Martin Bekkeheien.

The board representation rights conferred on LR, Pedersen and the Other Nominating Shareholders are subject to their continued ownership of at least 50% of the shares of the Corporation received by each upon the acquisition of ADB Systemer. These rights are also subject to the satisfaction of Canadian residency and other regulatory issues.

The following information relates to the election of directors of the Corporation and to the persons proposed to be nominated for election as directors. The Board of Directors presently consists of 9 directors whose term of office expires immediately prior to the Meeting. Management proposes that the persons named below be nominated at the Meeting for election or re-election, as the case may be, as directors of the Corporation to serve until the next annual meeting of shareholders or until successors are elected or appointed. In the event that any of the nominees are unwilling or unable to seek election or re-election, it is intended that the discretionary authority given in the proxies hereby solicited will be exercised to vote such proxies for the election of other persons as directors.

Unless directed to the contrary, the enclosed proxy will be voted FOR the nominees listed below (or for substitute nominees in the event of contingencies not known at present) who will serve until the next annual meeting of shareholders or until their successors are elected or appointed.

The following table sets out the names of the persons nominated by management for election of directors. The table includes information furnished by the nominees individually concerning their principal occupations, employment, common shares beneficially owned by them or over which they exercise control or direction and certain other information:

Name and Municipality of Residence	Director Since	Position with the Corporation	Approximate number of shares of the Corporation beneficially owned directly or indirectly[(1)]
JEFFREY LYMBURNER ...... Oldsmar, Florida	May 28, 1996	Chief Executive Officer, Director & Acting Chairman	970,250
MARTIN BEKKEHEIEN ...... Sola, Norway	October 11, 2001	Director	139,589
T. CHRISTOPHER BULGER ... Toronto, Ontario	May 28, 1996	Director	96,250
PAUL GODIN .... Kettleby, Ontario	May 28, 1996	Director	255,400
JIM MOSKOS .... Toronto, Ontario	June 7, 1999	President, ADB Technology Group & Director	216,427
DAVID PAMENTER .... Toronto, Ontario	June 18, 1997	Assistant Secretary & Director	54,250
JAN PEDERSEN .... Sola, Norway	—	President, ADB Systemer AS & Director	1,697,071
KEN SEXTON .... Aurora, Ohio	October 5, 2000	Director	35,000
JEAN-PIERRE SOUBLIÈRE .... Ottawa, Ontario	—	Director	—

(1) The information as to the number and class of shares of the Corporation beneficially owned or controlled by the persons nominated, not being within the knowledge of the Corporation, has been furnished by such persons as of the date hereof. The number of shares beneficially owned, directly or indirectly, represents shares which are owned of record and which may be acquired by such person within 60 days from the date hereof. The number of shares set out for directors above includes 812,221 common shares which may be acquired within 60 days from the date hereof upon the exercise of existing options.

Common shares owned beneficially by directors and officers is 3,944,133 or approximately 9.5% of the issued shares of the Corporation. This includes 1,289,160 common shares which may be acquired within 60 days from the date hereof upon the exercise of existing options.

Set forth below are particulars of the principal occupations for at least the preceding five years of the above named nominees:

JEFFREY LYMBURNER
Acting Chairman

Mr. Lymburner has been Chief Executive Officer since August 1, 1999 and was a founding shareholder of the Corporation. He was President of the Corporation from August 28, 1998 to October 11, 2001. Prior to the founding of the Corporation, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data business, from 1990 to 1995. In the 1980's, Mr. Lymburner held several management positions with responsibilities for advertising, purchasing, store management, sales management and strategic planning for Multitech Warehouse Direct, a national consumer electronics retail chain. Mr. Lymburner started his career as a Systems Engineer with IBM in 1978.

MARTIN BEKKEHEIEN
Member of the Corporate Governance Committee

Mr. Bekkeheien served as a member of the Board of Directors of ADB Systemer ASA from April 2000 to October 2001, acting as Chairman from September 2000. Mr. Bekkeheien is a Senior Vice-President of Statoil, the Norwegian state-owned oil company, presently in charge of leadership development. He has held several director positions within Statoil over the last twenty years. Mr. Bekkeheien is also a director of Allianse Informasjonssystemer AS.

T. CHRISTOPHER BULGER
Chairman of the Management Resources and Compensation Committee

Mr. Bulger is the Chairman and CEO of Megawheels Technologies Inc., an automotive advertising and retail technologies company. He was previously President and Chief Executive Officer of eLab Technology Ventures Inc. from December, 1999 until December 2001. Mr. Bulger served as Executive Vice President of the Corporation from September 1998 to December 1999 and Chief Financial Officer of the Corporation from April 1996 to September 1998. Mr. Bulger was a partner with HDL Capital Corporation, a Toronto based merchant bank which specializes in the venture capital sector from 1993 until 1999. Mr. Bulger is currently a director of Megawheels. He is a Chartered Financial Analyst (CFA) and holds an MBA from the European Institute of Business Administration (INSEAD).

PAUL GODIN
Member of the Management Resources and Compensation Committee

Mr. Godin is a private investor. From September 1999 to March 2001, Mr. Godin was Chairman of The Art Vault International Limited. Aside from being one of the founding shareholders of the Corporation, Mr. Godin was Chief Executive Officer of the Corporation from August 28, 1998 to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000. Prior to the founding of the Corporation in September, 1995, Mr. Godin was Senior Vice-President, Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designed and implemented wireless data systems. He has an extensive marketing and management background spanning 20 years in retail and wholesale electronics and computer distributors.

JIM MOSKOS

Mr. Moskos has been President of the ADB Technology Group since October 19, 1999. Mr. Moskos served as Vice President — Technology of the Corporation from September 1997 to October 19, 1999. From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development. Mr. Moskos was a recipient of the 1998 and 1996 Canadian Information Productivity Awards from Canadian Business Magazine, the 1995 Smithsonian Innovator Award for Information Technology, the 1995 Government Technology Achievement Award and is a two-time recipient of the Deputy Ministers Outstanding Achievement Award.

DAVID PAMENTER
Chairman of the Corporate Governance Committee and Member of the Audit Committee

Mr. Pamenter has been a partner in Gowling, Lafleur, Henderson LLP, a Canadian national law firm, since July 1, 1995. He is also a member of Gowlings' executive committee and the Toronto office management committee. Gowlings is one of the largest Canadian law firms with a strong focus on advising technology companies. Mr. Pamenter also serves on the boards of a number of client companies and community groups.

Jan Pedersen

Mr. Pedersen was appointed President of the Corporation's Norwegian Operations on October 11, 2001. Prior to that, Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988. He has broad software experience with clients such as Saga Petroleum, Statoil, BP Norway, Elf Petroleum, and the Norwegian Petroleum Directorate. Mr. Pedersen holds a Master of Science degree in Civil Engineering from the technical university in Trondheim, Norway.

Ken Sexton

Chairman of the Audit Committee

Mr. Sexton is a private investor. From December 1998 to February 2002, he was Senior Vice President of Finance and Administration and Chief Financial Officer of Merant, an e-business software company. Prior thereto he was Chief Financial Officer of Intersolv, an enterprise software company from 1991. From 1984 to 1991, he was the Controller and Chief Accounting Officer of Life Technologies Inc.

Jean-Pierre Soublière

Mr. Soublière is the President of Anderson Soublière Inc., an executive based consulting corporation. From January 1996 to March 1999, he served as President and COO of Alis Technologies, a language and translation solutions provider. Previously, Mr. Soublière worked for 19 years with SHL Systemhouse, a provider of client/server systems integration and technology-outsourcing services, serving as President, SHL Systemhouse International from September 1993 to December 1996. He is very active in the Ottawa-Carleton region and in the high technology industry, serving as a member of several Councils and Boards. In 1998, he chaired the Canadian Federal Government's Ad Hoc Industry Advisory Committee on Electronic Commerce and participated in the OECD Conference on Electronic Commerce.

APPOINTMENT OF AUDITORS

The person specified in the enclosed proxy intends to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, IN FAVOUR OF the reappointment of the firm of Deloitte & Touche LLP, Chartered Accountants, 181 Bay Street, Suite 1400, Toronto, Ontario, M5J 2V1, as the auditors of the Corporation to hold office until the next annual general meeting of the shareholders and authorizing the directors to fix the remuneration of the auditors. Deloitte & Touche LLP were first appointed as the Corporation's auditors on January 10, 1996.

A representative of Deloitte & Touche LLP will attend the Meeting and will have an opportunity to make a statement if he or she so desires and to respond to appropriate questions.

EXECUTIVE COMPENSATION

The following table sets forth all compensation for each of the periods indicated paid to the Chief Executive Officer and the four highest paid executive officers of the Corporation, other than the Chief Executive Officer, who earned in excess of $100,000.

SUMMARY COMPENSATION TABLE

					Awards		Payouts	
		Annual Compensation						
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Options/ SARs Granted (#)[2]	Restricted Shares or Restricted Share Units ($)	LTIP Payout ($)	All Other Compensation ($)
Jeffrey Lymburner	2001	317,987	Nil	12,720	271,875	Nil	Nil	Nil
CEO[3]	2000	267,815	Nil	4,498	50,000	Nil	Nil	Nil
	1999	225,684	Nil	Nil	85,000	Nil	Nil	Nil
Mark Wallace	2001	250,000	Nil	12,000	115,625	Nil	Nil	Nil
President[4]	2000	250,000	Nil	12,000	37,500	Nil	Nil	Nil
	1999	112,750	Nil	Nil	212,500	Nil	Nil	Nil
James Moskos	2001	250,000	Nil	12,000	115,625	Nil	Nil	Nil
President, Technology Group	2000	231,250	Nil	12,000	37,500	Nil	Nil	Nil
	1999	188,500	Nil	12,000	112,500	Nil	Nil	Nil
Peter Sprukulis	2001	205,276	2,953	4,000	37,500	Nil	Nil	Nil
Sr. VP, Sales & Marketing[5]	2000	175,000	10,000	12,000	37,500	Nil	Nil	Nil
	1999	9,138	Nil	Nil	75,000	Nil	Nil	Nil
Aidan Rowsome	2001	200,140	75,163	15,595	44,530	Nil	Nil	Nil
Vice-President, Global Sales[6]	2000	164,875	30,859	—	33,334	Nil	Nil	Nil
	1999	48,750	—	—	50,000	Nil	Nil	Nil
John Mackie	2001	170,000	Nil	9,000	30,000	Nil	Nil	Nil
VP, General Counsel and Corporate	2000	164,167	25,000	9,000	25,000	Nil	Nil	Nil
Secretary[7]	1999	46,125	25,000	Nil	50,000	Nil	Nil	Nil

(1) Received on account of car reimbursement expenses.

(2) All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.

(3) Mr. Lymburner's salary is U.S. $200,000. Mr. Lymburner also served as President from August, 1998 to October, 2001.

(4) Joined the Corporation on May 17, 1999. Mr. Wallace was Executive Vice President, General Counsel and Corporate Secretary from May 1999 to November 1999 and Chief Operating Officer from November 1999 to October, 2001.

(5) Joined the Corporation on December 13, 1999. Ceased to be an officer of our Company in April, 2001.

(6) Joined our company as Managing Director, Europe in August 1999. Became our Vice-President, Global Sales in October 2001.

(7) Joined the Corporation on November 15, 1999.

Messrs. Lymburner, Wallace, Moskos, Pedersen and Rowsome have volunteered salary reductions in the 2002 calendar year, ranging from fifteen percent to fifty percent. These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

The December 2001 option grants to these individuals (set out below) reflect the salary reductions, and vest monthly throughout 2002.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jeffrey Lymburner	37,500	3.3%	2.62	2.62	2/6/04
	234,375	20.6%	0.64	0.64	12/4/03
Mark Wallace	37,500	3.3%	2.62	2.62	2/6/04
	78,125	6.9%	0.64	0.64	12/4/03
James Moskos	37,500	3.3%	2.62	2.62	2/6/04
	78,125	6.9%	0.64	0.64	12/4/03
Peter Sprukulis	37,500	3.3%	2.62	2.62	2/6/04
Aidan Rowsome	44,530	3.9%	0.64	0.64	12/4/03
John Mackie	30,000	2.6%	2.62	2.62	2/6/04

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Jeffrey Lymburner	Nil	Nil	172,500/234,375	Nil/Nil
Mark Wallace	Nil	Nil	287,500/78,125	Nil/Nil
James Moskos	Nil	Nil	187,500/78,125	Nil/Nil
Peter Sprukulis	Nil	Nil	Nil/Nil[2]	Nil/Nil
Aidan Rowsome	Nil	Nil	83,334/44,530	Nil/Nil
John Mackie	Nil	Nil	105,000/Nil	Nil/Nil

(1) Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.

(2) All options held by Mr. Sprukulis expired prior to year end.

Compensation of Directors

During the financial year ended December 31, 2001, each of the non-executive directors received $20,000. Pat Bourke, who was Chairman of the Board prior to October 11, 2001, received $111,506. The directors presently receive no fees for meetings of the Board or committees of the Board which they attend and no fee for the signing of any resolution of directors or documents on behalf of the Corporation.

All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

Directors and Officers Liability Insurance

The Corporation currently maintains Directors and Officers liability insurance in the amount of $10,000,000 in the aggregate for the term May 1, 2002 to May 1, 2003. All directors are entitled to full reimbursement for director liability without deduction. There is a deductible of $100,000 ($250,000 for a Securities Claim) for each claim against the Corporation out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is $204,000. No director or officer will pay any portion of this premium.

Performance Graph

The following graph of the Corporation's accumulated total shareholder return on the common shares of the Corporation during the period from formation of the Corporation on January 9, 1997 until December 31, 2001 with the accumulated return of the TSE 300 stock index for the same period, assuming a $100 investment and the reinvestment of all dividends. The common share price for performance as set out in the graph below does not necessarily indicate future price performance.


$800
$700
$600
$500
$400
$300
$200
$100
$0

	Jan. 9, 1997	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
BII	$100.00	$338.89	$402.22	$688.89	$110.00	$25.00
TSE 300[(1)]	$100.00	$114.32	$112.51	$148.19	$159.17	$139.96

---

(1) The TSE 300 Total Return Index is compiled by The Toronto Stock Exchange and consists of a market weighted index of 300 issues on The Toronto Stock Exchange.

COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

During the financial year ended December 31, 2001, the Management Resources and Compensation Committee (the ''Committee'') of the Corporation consisted of Pat Bourke, Christopher Bulger and Paul Godin until October 11, 2001 and Christopher Bulger, Paul Godin and John Reynolds since, all of whom are directors of the Corporation.

Report on Executive Compensation

The Committee is responsible for: (a) recommendations to the Board regarding the appointment or removal of executives officers, reviewing the performance of executive officers and fixing their compensation; and (b) establishing incentive policies for the Corporation and overseeing its stock option plan. The Committee also reviews other compensation, performance, and succession matters within the Corporation from time to time, including the compensation of directors. The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs in support of compensation policies.

The Committee is committed to implementing a compensation program that furthers the Corporation's objectives. The program includes the review and implementation of programs with respect to: (a) total compensation which strengthens the relationship between pay and performance; and (b) compensation opportunities that enhance the Corporation's ability to attract, retain and encourage the development of knowledgeable, experienced and capable management and employees.

Salaries

Base salaries for executive positions are determined in relation to the person's duties and responsibilities, the skill and knowledge required for such position and competitive market rates. Base salaries are targeted at competitive levels and are adjusted by the Committee to recognize varying levels of responsibility, prior experience, knowledge, performance and the market rates for such individuals.

Short-Term Incentives

Except for sales employees who are entitled to a bonus based on the achievement of revenue targets and the Management Incentive Plan described below, stock options are the only incentive compensation for executives and employees of the Corporation (see "Long-Term Incentives" below).

The Board of Directors have established incentive plans for executives of the Corporation. For the 2002 financial year, participating executives will be eligible for bonuses based on achievement of revenue and expense targets established by the Board. This Plan was established to incent and reward executives for achieving the Corporation's targets, and is necessary in the view of the Committee to address retention issues in light of market volatility in 2001 and 2002 and the impact of same on stock option grants.

Long-Term Incentives

Long-term incentives in the form of stock options are provided to directors, officers and employees, to address the Corporation's goals of attracting and retaining capable management and employees and providing total compensation competitive with the Corporation's competitors. The use of stock options is designed to create shareholder value over the long-term by encouraging equity ownership in the Corporation by such persons.

When awarding long-term incentives, the Committee considers levels of responsibility, skills and knowledge, prior experience and individual performance criteria.

2002 Outlook

It is the expectation of the Committee that executive and employee retention will continue to be a significant concern in 2002, due to economic and market conditions. The Committee believes that human resources are one of the most valuable assets of the Corporation, and will continue to closely monitor compensation in that regard.

Submitted on behalf of the Committee.

Christopher Bulger (Chairman)
Paul Godin
John Reynolds

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is, or at anytime during the most recently completed financial year was, a director, executive officer or senior officer of the Corporation or any proposed management nominee for election as a director of the Corporation, or any associate of any such director, officer or proposed management nominee is or has been indebted to the Corporation at any time during the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than the transactions referred to herein, there have been no transactions since the beginning of the Corporation's last completed financial year or any proposed transaction, which have materially affected or would materially affect the Corporation in which any director or senior officer of the Corporation, any proposed management nominee for election as a director of the Corporation, any person or company who owns of record, or is known by the Corporation to own beneficially, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing persons or companies has a direct or indirect interest.

In October, 2001, the Corporation acquired ADB Systemer ASA of Sola, Norway. Messrs. Pedersen, Reynolds and Bekkeheien were all shareholders of ADB Systemer, and officers or directors. At the time of the acquisition, none of these individuals were directors, officers or shareholders of the Corporation.

MANAGEMENT CONTRACTS

Jeffrey Lymburner entered into a non-competition and salary protection agreement with the Corporation dated February 21, 1997, which provides, among other things, that he: (i) will not compete with the Corporation for a period of 12 months, which may be extended by the Corporation to 24 months, following the termination of his employment with the Corporation, in consideration of which the Corporation will pay his full annual salary during such period; and (ii) if his employment with the Corporation is terminated other than by reason of death, disability or cause (as such terms are defined in such agreements), the Corporation will continue to pay his full annual salary for 12 months (or 24 months if the Corporation exercises its option to extend the non-competition restrictions for 24 months) following the date of termination.

Mark Wallace, the President of the Corporation, has entered into a written agreement with the Corporation which provides, among other things, that in the event of termination of employment other than by death, disability or cause, his previous 12 months salary level is guaranteed for 12 months following termination.

Jan Pedersen, the President of ADB Systemer has entered into a two-year employment agreement with the Corporation which provides for payment of 12 months salary in the event of termination of employment other than by death, disability, or cause. Under the agreement, Mr. Pedersen is entitled to an annual retention bonus of $100,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the ''TSE'') has implemented rules requiring annual disclosure of corporate governance practices by corporations having shares listed on the TSE. A statement of such practices must be included in the annual report or information circular. The Corporation's directors have adopted and are guided by the following corporate governance practices which management believes are in compliance with TSE recommended procedures.

1. Board Responsibilities

The Board of Directors has responsibility to oversee and direct the affairs of the Corporation in the best interests of all shareholders in conformity with all applicable legal, accounting and reporting requirements.

i. Strategic Planning and Managing Risk

The Board participates in and considers strategic planning and associated business risks, and if deemed appropriate, adopts plans developed by Management. Management has primary responsibility for developing such strategic plans.

ii. Succession Planning and Senior Management

The Board takes responsibility for appointing those members of senior management who become officers of the Corporation. Management of the Corporation makes recommendations to the Board as to various senior management positions for their consideration and appointment.

iii. Communications Policy

The Board and Management have established policies and procedures to ensure effective corporate communications between the Corporation, its shareholders, other stakeholders and the public. These practices include the dissemination of information to shareholders on a regular and timely basis. As such, shareholders are fully informed of the activities of the Corporation, thus facilitating feedback from shareholders which can be considered by the Board and Management when making business decisions.

The Board of Directors and each Committee meets quarterly and as otherwise required to discuss and/or approve relevant matters.

During the year ended December 31, 2001, the Corporation's Board of Directors held 12 meetings. Each of the directors attended by person or by telephone 11 of the meetings except one director who attended by person or by telephone 8 meetings. Each of the directors attended by person or by telephone all meetings of committees of the Board of which such director was a member.

2. Independence of the Board of Directors

Seven directors of the Board were unrelated directors in 2001 (those independent from management or any significant controlling shareholders). Six of the nominees referenced herin are unrelated.

3. Recruitment and Assessment of Directors

The Board believes that its proposed membership and size are appropriate to carry out its duties effectively and efficiently and to provide a diversity of views and experiences.

In accordance with applicable Ontario corporate law, a majority of the board members and of each Committee of the Board, must be resident Canadians, subject to certain exceptions.

Directors have been, and may in the future be, granted incentive stock options to encourage their serving on the Board, to afford them the opportunity to be compensated appropriately, and to provide directors with an equity stake in the Corporation.

The Board intends to establish a formal process to assess the performance of the Board and the contribution of individual directors.

4. Committees

Name	Audit	Management Resources and Compensation	Corporate Governance
Martin Bekkeheien			✔
Chris Bulger		✔ (Chairman)	
Paul Godin		✔	
Jeff Lymburner			
Jim Moskos			
David Pamenter	✔		✔ (Chairman)
John Reynolds(1)		✔	
Ken Sexton	✔ (Chairman)		
Chuck Walker(1)	✔		

(1) Messrs. Reynolds and Walker are not nominees for election at the Meeting. Following the Meeting, the Board will review Committee composition and vacancies.

The three committees of the Board are the Audit Committee, Management Resources and Compensation Committee, and the Corporate Governance Committee.

The Audit Committee, all of whose members are unrelated, meets with Management and the Corporation's auditors on a periodic basis, before the release of quarterly results and before submission of the Corporation's annual financial statements to the Board. The Committee is responsible for the review and assessment of the audit practices and internal controls of the Corporation, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of the Corporation's annual financial statements for submission to the Board and to the shareholders.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering the stock option plan of the Corporation and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the governance guidelines enunciated above and, where it deems appropriate, will develop modifications to same.

5. Corporate Governance

The Corporate Governance Committee considers matters relating to corporate governance as described above.

6. Decision Making

Matters which may be said to be of purely operational nature are routinely developed and undertaken by Management, subject to submission to the Board for approval in due course, if they will impact materially on corporate performance.

7. Engagement of Outside Advisors

Individual directors can engage outside advisors with the authorization of the Board.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

The Board of Directors of the Corporation has approved the contents of this Information Circular and the mailing of same on or about May 8, 2002 to shareholders of record on April 26, 2002.

DATED at Mississauga, Ontario this 26th day of April, 2002.

BY ORDER OF THE BOARD



John A. Mackie
Vice President, General Counsel
and Corporate Secretary

Exhibit 3

ADB SYSTEMS INTERNATIONAL INC.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
JUNE 12, 2002
SOLICITED BY MANAGEMENT

The undersigned shareholder of **ADB SYSTEMS INTERNATIONAL INC.** (the "Corporation") hereby appoints **Jeff Lymburner,** Chief Executive Officer and a director of the Corporation or, failing him, **Mark Wallace,** President of the Corporation, or instead of either of them .... as proxy to attend and vote for the undersigned at **the annual meeting (the "Meeting") of the shareholders to be held on June 12, 2002, and at any adjournment(s) thereof**, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournments and, without limiting the generality of the foregoing, hereby grants authority as set forth below.

The shares of the Corporation represented by this Proxy shall be voted as follows:

1. VOTE ☐ WITHHOLD VOTE ☐

   For the election of the Directors named in the accompanying Information Circular.

2. VOTE ☐ WITHHOLD VOTE ☐

   For the re-appointment of **Deloitte & Touche LLP** as auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

3. At the Proxy's discretion upon any amendments or variations to matters specified in the Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournments thereof.

DATED the .... day of ...., 2002.

____

Signature of Shareholder

____

(Please print name here)

(PLEASE ADVISE THE CORPORATION OF ANY CHANGE OF ADDRESS)

THIS PROXY IS SOLICITED BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION.

WHERE A CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS/HER JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAME OF MANAGEMENT'S NOMINEES.

A proxy will not be valid unless a completed, signed and dated form of proxy is delivered to the Corporation or its transfer agent, CIBC Mellon Trust Company.

NOTE:
1. **A person appointed as proxyholder to represent a shareholder need not be a shareholder of the Corporation.**
2. **If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized.**

Exhibit 4




ADB

Maximizing the Value of Assets

ADB Systems International Inc. 2001 Annual Report

ADB Systems International is a leading provider of asset lifecycle management solutions. Based in Toronto, Canada, we have more than 70 employees located in offices around the world serving customers across a range of industries.

What we sell

ADB Systems delivers innovative technology solutions that enable our customers to:

- Source assets at reduced costs
- Track assets ensuring that capital equipment is available and properly utilized
- Monitor assets ensuring that they are operating at optimum performance
- Schedule preventative and corrective maintenance to reduce down-time
- Procure goods on-line at improved savings
- Sell surplus assets while generating highest yield.

Asset Lifecycle Management



Monitor Performance
Schedule Maintenance
Track Asset
ADB
Procure Replacement Parts
Source Asset
Sell Asset

Who we work with

ADB works with organizations in:

- Asset-intensive industries, such as oil and gas, chemicals processing, pulp and paper, food, and transportation, to improve operational efficiencies and reduce operational down-time
- The public sector to reduce purchasing costs and improve procurement processes.

Current customers include BP, GE Capital, Halliburton Energy Resources, HFK, Irish Permanent Finance, ShopNBC, Skerman Group, TotalFinaElf among others.

Key shareholder information:

ADB shares are traded on the Nasdaq National Market (Symbol: ADBI), and the Toronto Stock Exchange (Symbol: ADY).

CONTENTS

2001



2001 Operating and Financial Highlights

Key milestones achieved by ADB:

- Acquired ADB Systemer, a leading provider of enterprise asset management solutions.
- Changed company name to ADB Systems in October to better reflect expanded suite of product and service offerings.
- Signed agreements with a number of organizations representing the oil and gas, public, transportation, financial services, and food sectors including: Forest Oil, Halliburton Energy Resources, DBI Logistics, HFK, Irish Permanent Finance, Skerman Group, and ShopNBC.
- Improved earning per share performance by 17 percent over 2000.
- Reduced operating expenses by 57 percent over 2000.
- Improved operating loss per share performance by 53 percent over 2000.
- Formed strategic alliances with Eloqua, a provider of web-based sales and marketing solutions, and BankServe, a provider of Internet payment services.
- Realized proceeds of $2.6 million from the sale of the Company's interest in Point2 Internet Systems Inc.
- Completed two organizational restructurings that resulted in considerably reduced operating expenses.
- Successfully completed the development of a business-to-business on-line global asset management marketplace for GE Capital Commercial Equipment Finance.
- Increased revenue in the fourth quarter by 100 percent over the third quarter of 2001.

LETTER TO SHAREHOLDERS

Despite a backdrop of harsh economic conditions, changing attitudes towards all things "dot-com" and uncertainty over global security, 2001 was a year of accomplishment and growth for the company.



Jeffrey Lymburner, CEO

Increased value to customers

In 2001, we completed the shift from consumer-based activities to become a provider of business-to-business solutions with an emphasis on dynamic pricing. Whether to assist customers selling or sourcing assets our technology delivered tremendous customer value. Building on this commitment to delivering customer value, we are pleased to have completed the acquisition of ADB Systemer, a Norway-based enterprise asset management software company.

The acquisition, which received overwhelming shareholder support, was initiated, in part, to bridge together our sourcing and on-line selling solutions. These solutions enable our customers to acquire and dispose of assets using streamlined processes and cost-effective web-based technology. By adding enterprise asset management capabilities to our solution mix, we have significantly expanded our value proposition to customers.

This vision of helping our customers get more value from their assets – whether from sourcing, maintenance, procurement, materials management or on-line disposition activities – will serve as our guiding force in our ongoing efforts to add to our customer base, partner with world-class technology and service providers, expand our base of operations, and bring new products and services to market.

Expanded market presence

Related to our acquisition of ADB Systemer – and almost as significant – was our name change. At the beginning of 2001, the company was known as Bid.Com. And while this name served us extremely well over the years, it no longer truly represented the full scope of the value we delivered to customers. Indeed, the "Bid.Com" name became a liability to some degree within the business and investment community given new economic realities.

Embracing ADB Systems as the new company name allows us to build on the awareness that ADB developed over the years as a leading provider of enterprise asset management solutions, and leverage relationships it developed with global customers such as BP, Halliburton, TotalFinaElf among others. When combined with our customer base that includes GE Capital, ShopNBC and Irish Permanent Finance, ADB Systems has a rapidly growing roster of blue-chip customers.

Building momentum

As evidenced by our financial results and customer wins in the fourth quarter, these recent developments – the acquisition of ADB Systemer and the name change to ADB Systems – have already benefited the company. In the fourth quarter, our revenue grew by 100 percent over the third quarter, and we signed new customer agreements with Forest Oil, HFK and VM Alliansen– providing further validation of our strategic direction. Building on this early momentum will be a key objective for 2002 – one that the management team is fully committed to realizing.

To stabilize our cash position, ADB recently arranged a private placement of $1.1 million. We believe that by increasing our cash and marketable securities position, we will sustain the Company's operations through 2002.

In concert with improved revenue results, we expect a continued cost containment. In 2001, we achieved a 53 percent improvement in operating loss over the previous year as a result of prudent fiscal management and adapting to new market realities. Tough decisions were part of this process as staff cuts and budget reductions across all departments were made. Now that the transition period is completed, we expect further bottom-line improvement throughout the current year.

On behalf of our directors, senior management and all ADB Systems employees, I would like to thank all of our shareholders for their ongoing support. As evidenced by recent positive trends – increased revenues, greater market acceptance of our asset lifecycle management solutions, and improved fiscal management – ADB Systems is well positioned for 2002 and beyond.



Jeffrey Lymburner,
CEO

In October, 2001, Bid.Com acquired ADB Systemer, a Norway-based software company with a long track record of success and extensive experience in the oil and gas and public sectors.

Combining our dynamic pricing and enterprise asset management expertise, we operate as ADB Systems International Inc., a single merged company with offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland) and London (U.K.).



Helping Our Customers Get More Value From Their Assets

ADB Systems helps customers get more value from their assets. We achieve this vision through our end-to-end asset lifecycle management solutions.

Currently deployed at leading public and private sector organizations around the world, our world-class solutions enable asset-intensive organizations to:

- Source assets at reduced prices
- Track assets ensuring that equipment is available and being utilized
- Monitor enterprise assets for optimum performance
- Schedule preventative and corrective maintenance to reduce down-time
- Procure Maintenance, Repair, and Operating (MRO) equipment and indirect goods on-line at reduced prices
- Generate maximum yield for surplus assets.

ADB's leading-edge solutions are cost effective and fast to implement. Our portfolio of solutions includes:

- Dyn@mic Buyer: A flexible procurement application that enables organizations to make sourcing decisions based on the best value delivered by suppliers – not just lowest price.


ADB's Value Proposition to Customers
is End-to-End Asset Lifecycle Management
1. Source Asset
2. Track Asset
3. Monitor Performance
4. Schedule Maintenance
5. Procure Replacement Parts
6. Sell Asset
ADB

- ProcureMate: An end-to-end procurement solution that streamlines purchasing activities, reduces purchasing costs and improves collaboration with suppliers.
- WorkMate: A comprehensive enterprise asset management solution that delivers maintenance management, materials management and procurement capabilities.
- Dyn@mic Seller: An on-line sales and marketing solution that enables companies to reduce surplus inventory while generating maximum yield and lower cost of sales.

How Our Suite of Applications Deliver Value to Our Customers

Strategic Sourcing	Enterprise Asset Management		Strategic Selling
DYN@MIC buyer	Procur@mate®	WorkMate	DYN@MIC seller
• Automated RFQs • Reverse auctions • Tenders • Sealed bids	• On-line orders • Integration to marketplaces	• Materials management • Asset tracking • Maintenance • Logistics	• On-line disposition of surplus assets

DELIVERING RESULTS

[illegible] works with a broad range of customers from around the world applying our suite of asset lifecycle management solutions. These leading-edge and cost-effective technology solutions enable organizations to source, manage and sell assets.



Understanding the Business

Target markets

ADB customers are primarily asset-intensive organizations with complex manufacturing processes. Using our sourcing, maintenance, materials management and procurement solutions, these organizations eliminate unnecessary production downtime, improve operational performance and get increased value from their assets.

ADB's enterprise asset management solutions are ideally suited for customers in the following sectors:

- Oil and gas
- Energy
- Pulp and paper
- Chemicals processing
- Food processing

ADB also works with public and private sector organizations with complex or cumbersome procurement activities. Our solutions allow these organizations to streamline procurement and sourcing processes while reducing purchasing costs.

ADB's sourcing and procurement solutions are currently used by organizations in the following industry verticals:

- Insurance
- Government
- Healthcare

Building on the expertise developed by Bid.Com, ADB Systems also works with organizations wanting to reduce the cost of selling surplus assets and get maximum yield. ADB's web-based sell-side solutions are currently being used by organizations to sell off-lease assets, heavy machinery and industrial products.

How ADB's Solutions Help Customers Gain More Value From Their Assets:

	Sourcing	Maintenance	Procurement	Disposition
Sample Sector	Government	Oil and gas	Utilities	Financial Services
How ADB's solutions are used	To create master standing agreements with suppliers	To support maintenance of off-shore operations	To order replacement and spare parts	To sell off-lease vehicles

Revenue model

ADB's revenue is generated through a blended approach that encompasses traditional software sales and application service provider (ASP) models. The appropriate model is determined based on customer requirements.

Software license model	ASP model
• Sales of software installed on customer premises • Software implementation and consulting services • Training services • On-going maintenance and support	• Monthly fees from applications hosted from ADB's facilities • Implementation and consulting services • Transaction fees for services provided to customers

ADB Company Milestones

2001

Traded on the TSE and
Nasdaq as ADY and ADBI respectively

Bid.Com acquires ADB Systemer
and changes name

2000

SecureMate introduced

New customers: GE Capital, ShopNBC

New customers: IIFK, Sola

Bid.Com begins exit from retail market
and focuses on B2B activities

1999

[illegible] & Houston offices open

Launch of European operations
Listed on NASDAQ

1997

Listed on the TSE

Bid.Com founded and launches
first on-line auction

1995

[illegible]rkMate introduced

New customers: BP,
Saga Petroleum, Statoil

1988

ADB Systemer founded

ADB's Global Presence


Stavanger
Dublin
London
Toronto
Distributors
Tampa

● ADB Offices

◎ ADB Distributors

□ Customer Locations

2002

OBJECTIVES

With a mission of helping our customers gain greater value from their assets, ADB is committed in 2002 to accelerating our path to profitability, enhancing our product offerings and building long-term relationships with global customers.



Looking Ahead

2002 Objectives

In 2001, ADB implemented a number of cost-cutting measures that delivered improved financial and operating results under very difficult economic conditions. This approach towards prudent fiscal management will be continued in 2002 as we will monitor our expenses and bottom-line very closely.

With the financial outlook expected to improve in 2002, ADB will also strive to increase revenue by adding new customers from key vertical markets that are capital asset intensive and driven by complex manufacturing processes.

By achieving these two objectives – sound fiscal management and increased revenue generation – we believe we will accelerate ADB's path to profitability.

We will also continue to enhance our solutions in 2002. Whether through internal product development activities or in tandem with our network of partners, ADB remains committed to ensuring that our asset lifecycle management solutions remain at the forefront of available technology. By expanding our suite of product offerings and staying ahead of the technology curve, ADB will be able to deliver sustained competitive advantage for our customers.

Building on the excellent relationships we maintain with our growing roster of international customers will be another of our key objectives for 2002. In particular, we will aim to introduce our broader array of solutions to existing customers, enabling them to gain greater value from their assets.

Management's Discussion and Analysis

This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes.

History and Overview

Since 1988, ADB Systemer ASA has had a successful track record of providing enterprise asset management (EAM) solutions to organizations in the oil and gas and public sectors. In October of 2001, the company was acquired by Bid.Com, a leading provider of dynamic pricing solutions.

As a combined entity, we operate as ADB Systems International Inc., with offices in Toronto (Canada), Tampa (U.S.), Dublin (Ireland), London (U.K.) and Stavanger (Norway).

We deliver asset lifecycle management solutions that help companies source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, Irish Permanent Finance, ShopNBC, and Skerman Group.

Our shares trade on both the Nasdaq National Market (NASDAQ: ADBI) and the Toronto Stock Exchange (TSE: ADY).

Comparison of Years Ended December 31, 2001 and December 31, 2000

Acquisition of ADB Systemer ASA. On October 11, 2001, we acquired substantially all of the shares of ADB Systemer, a Norway-based provider of enterprise asset management and electronic procurement software.

The acquisition of ADB Systemer resulted in a significant broadening of our product offerings, customer base, and ability to penetrate new markets. The cost of the acquisition was $13.762 million, including a $2.293 million cash outlay. Approximately 93 per of the purchase price was attributed to software and related intellectual property and goodwill, valued at $3.383 million and $9.476 million respectively.

In 2001, the acquisition contributed $818,000 in revenue and improved expense control through the integration and restructuring of worldwide operations.

With the adoption of new standards in accounting for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment of $9.476 million be recorded. This impairment charge represents a non-cash expense. As a result of the new accounting standards, no future goodwill amortization expense will be required to be recorded.

Net Income (Loss). Our net loss for the year ended December 31, 2001 was $18.714 million, an improvement of 8.1 percent over the net loss of $20.366 million reported for the year ended December 31, 2000. Excluding items outside of the normal course of operations, our loss was $12.185 million, as compared to $26.022 million in 2000, an improvement of 53.2 percent. This improvement is a result of significant cost-reduction measures as well as our exit from business-to-consumer retail activities.

This year represented a full year of operations under a business-to-business model of software licensing and related services. The revised business model resulted in significantly lower revenues and lower losses from operating activities. An organization-wide restructuring plan during the year resulted in significant cost savings in general and administrative expenses, with minimal impact on revenue and technology-related activities.

As compared to 2000, we experienced a net savings of $8.614 million in general and administrative expenses, largely as a result of corporate-wide restructurings. A portion of these savings were re-invested in areas that are expected to support future growth, notably $879,000 in additional sales and marketing expenses and $1.889 million in additional software development and technology expenses.

Revenue. Revenue is derived from software licensing and related services from consulting, implementation, application hosting, training, maintenance and support activities. Prior to October 24, 2000, revenue also includes on-line retail sales of merchandise and associated shipping revenue.

Revenue declined to $4.455 million for the year ended December 31, 2001 from $12.497 million for the year ended December 31, 2000, representing a decline of 64.4 percent. The decline in revenue resulted from our exit from on-line retail operations in 2000.

Our revenue from software licensing and related services improved to $4.455 million for the year ended December 31, 2001 from $2.402 million for the year ended December 31, 2000, an increase of 85.5 percent. This improvement is attributable to our reduced focus on retail operations, the addition of the operations of ADB Systemer in October 2001, and the termination of several customer agreements during the year that resulted in the acceleration of deferred revenue. Our retail operations generated $10.095 million of total revenue for the year ended December 31, 2000.

Revenue outside North America was $1.634 million for the year ended December 31, 2001, compared to $86,000 for the year ended December 31, 2000, an increase of 1800 percent. Sales penetration of our Ireland and UK operations and the acquisition of ADB Systemer contributed to the significant increase in revenue outside North America.

With the acquisition of ADB Systemer, we anticipate that revenue outside North America will account for the majority of our revenue in 2002, with reliance on European clients, particularly Norwegian, lessening over time.

Customer Acquisition Costs. Customer acquisition costs reflect non-cash expenses incurred in securing customer agreements. Specifically, these costs represent the calculated value of share purchase warrants issued to GE Capital in return for certain contracts using the Cox-Rubinstein binomial valuation model.

For the year ended December 31, 2001, these costs amounted to $60,000. In 2000, the costs amounted to $157,000. The decrease was the result of our decline in share price, which reduced the fair value of the share purchase warrants. The GE warrants have now been fully expensed.

General and Administrative. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, technology staff compensation (which is included in software development and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses); occupancy costs; foreign exchange gains or losses; professional fees; insurance; investor relations; regulatory filing fees; and travel and related costs.

General and administrative expenses dropped to $7.622 million for the year ended December 31, 2001, as compared to $16.236 million for the year ended December 31, 2000, a decline of 53.1 percent.

As indicated previously, the organization-wide restructuring plan implemented during the year resulted in substantial reductions in headcount and related office overheads. Savings from reduced headcount as a result of these measures totaled $2.725 million. A rationalization of professional fee and investor relations budgets through greater reliance on internal staff resulted in $2.245 million in savings notwithstanding reductions in headcount. A decrease in share purchase warrant and bad debt expenses resulted in an additional $1.514 million in savings. The balance of the savings were attributable to lower travel costs, occupancy costs, and the closure of the Australian, New York, and Sacramento offices.

Sales and Marketing. Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the year ended December 31, 2001, sales and marketing costs amounted to $4.040 million, as compared to $3.161 million for 2000, an increase of 27.8 percent. This increase is attributable to higher staffing levels in the sales department combined with increased tradeshow and lead generation activities in the first three quarters of 2001.

Software Development and Technology. Software development and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Software development and technology expenses increased to $3.691 million for the year ended December 31, 2001 from $1.802 million for the year ended December 31, 2000, an increase of 104.8 percent. The increase in software development expenses was largely attributable to the development of Dyn@mic Buyer version 2.0 (a second release of our sourcing solution), custom work for clients, and development relating to Dyn@mic Seller, our sell-side solution.

Salary expense for technology-related personnel increased $1.388 million over 2000, partly as a result of capitalization of $541,000 of core software development costs in 2000, and increased hiring to further software development, service clients, and decreased reliance on non-employee development consultants. The acquisition of ADB Systemer in the fourth quarter resulted in an additional $473,000 in technology-related costs.

A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to our software and services activities. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. We did not capitalize any core software development in the fourth quarter of 2000.

Depreciation and Amortization. Depreciation and amortization expense was $1.572 million for the year ended December 31, 2001 as compared to $1.130 million for the year ended December 31, 2000, an increase of 39.1 percent. This increase was primarily due to the depreciation in the fourth quarter of 2001 of certain software acquired as a result of the ADB Systemer acquisition.

Direct Expenses. Direct expenses related solely to our retail operations, and reflected negotiated reserve prices with vendors for the supply of goods sold by our Company prior to October 24, 2000.

Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000. No direct expenses were incurred in 2001.

Advertising and Promotion. Advertising and promotion expenses related to retail operations and consisted primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to marketing partners from which we purchased advertising space. Advertising and promotional expenses did not include salaries and related expenses of our sales and marketing personnel which were included in sales and marketing costs.

No advertising and promotional expenses related to retail operations were incurred in 2001.

Interest Income. Interest income reflects interest from investments in cash and marketable securities.

Interest income was $345,000 for the year ended December 31, 2001, as compared to $467,000 for the year ended December 31, 2000, a decline of 26.1 percent. This decline was largely attributable to lower cash and money market funds on hand in 2001 and decreasing interest rates.

Realized Gains and Losses on Disposal of Marketable Securities and Strategic Investments, and Recovery of Assets. Realized gains on disposal of marketable securities and strategic investments amounted to $6.722 million for the year ended December 31, 2001, compared to $20.946 million for the year ended December 31, 2000. These gains are outside of the normal course of operations but are not considered extraordinary items.

The disposal of our equity position in Point2 Internet Systems Inc. (amounting to a net gain of $2.249 million) coupled with a realized gain on the disposal of America Online Inc. (AOL) shares (a net gain of $3.656 million) accounted for most of the gain in 2001. We also recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In 2000, the gain relates primarily to the disposal of our strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, we converted our $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. We realized further gains of $249,000 in association with the disposal of some shares of AOL in the fourth quarter of 2000.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairments of Assets. Unrealized gains and losses on marketable securities and strategic investments, and provisions for impairment of assets are the result of an assessment by management as to the recoverability of the value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary.

Unrealized losses for the year ended December 31, 2001 were $2.435 million, compared to $11.697 million for the year ended December 31, 2000. We conduct an assessment of our strategic investment portfolio at the end of each fiscal period by analyzing the financial performance of the companies we invested in as well as general market conditions. In 2001, we recorded impairment provisions totalling $1.528 million compared to $5.600 million in 2000. As our investments are all in companies in the technology sector, the market performance of these holdings has been dramatically affected by economic conditions.

In 2000, we revalued our marketable securities, which were largely comprised of shares of AOL, resulting in an adjustment of $4.846 million to reflect market value.

We also reviewed our investment in Point2 and provided $802,000 in 2000 for a receivable from Point2. In May, 2001, we sold our equity interest in Point2 to the management of Point2 for $2.603 million in cash.

Restructuring Charge. In April and September, 2001 we implemented cost-reduction measures intended to ensure future viability. The $959,000 in restructuring charges for 2001 relate to these staff reductions and associated measures. There were no such charges in 2000.

Retail Activities Settlement. Although we ceased our on-line operations in October of 2000, we have since experienced a supplier issue relating to prior years. This amount totaled $381,000, all of which was disbursed in the first half of 2001. These amounts were not previously anticipated.

Goodwill Impairment. We acquired ADB Systemer in October of 2001 for a total consideration of $13.762 million. Of this amount, we attributed $9.476 million to goodwill. With the adoption of new accounting standards for business combinations and goodwill, we were required to test the fair value of the goodwill against its carrying value. It was determined that a goodwill impairment loss of $9.476 million be recorded. This impairment charge is a non-cash expense, and no future goodwill amortization expense will be recorded.

In 2000, we reviewed our investment in Point2, and determined that the goodwill associated with this investment had become impaired. As a result, we recorded a goodwill impairment provision of $3.593 million. In May, 2001, we sold our equity interest in Point2 to the management of Point2 for $2.603 million in cash.

Comparison of Years Ended December 31, 2000 and December 31, 1999

Net Income (Loss). Our net loss declined to $20.366 million for the year ended December 31, 2000 from $20.825 million for the year ended December 31, 1999, a reduction of 2.2 percent. Before items outside of the normal course of operations, our loss in 2000 was $26.022 million, as compared to $20.825 million in 1999, a worsening of 25.0 percent. The increase in operational loss was largely the result of investments in infrastructure, sales and marketing, and software development to support the future growth of the Company as a business-to-business software provider.

Revenue. Overall revenue declined to $12.497 million for the year ended December 31, 2000 from $31.001 million for the year ended December 31, 1999, a decline of 59.7 percent. The decline in revenue was the result of our planned exit from on-line retail operations, which commenced in the second quarter of 2000 and continued through to the fourth quarter.

Our retail operations generated $10.095 million of total revenue for the year ended December 31, 2000 and $26.590 million for the year ended December 31, 1999. As stated above, this decline in revenue was the result of our planned exit from on-line retail operations.

Our revenue from software licensing and related services totalled $2.402 million for the year ended December 31, 2000 and $4.411 million for the year ended December 31, 1999. The higher level in 1999 was the result of two significant software licensing arrangements signed in fiscal 1999 that did not recur in fiscal 2000 and a change in our software delivery model from a licensed offering to a hosted offering. Substantially all of our revenue was earned in North America in 2000, and 1999.

Customer Acquisition Costs. For the year ended December 31, 2000, these costs amounted to $157,000. There were no customer acquisition costs for 1999.

General and Administrative. General and administrative expenses increased to $16.236 million for the year ended December 31, 2000 from $12.405 million for the year ended December 31, 1999, an increase of 30.9 percent. The increase in general and administrative expenses included additional expenses related to the opening of sales offices in Sacramento and New York and the continued build-up of operations in Ireland, which we opened in 1999. We also experienced a significant increase in staffing, primarily associated with the expansion of our software licensing and related service activities. For the year ended December 31, 2000, we also recorded a non-recurring charge of $1.0 million primarily related to strategic consulting costs.

Sales and Marketing. For the year ended December 31, 2000, sales and marketing costs amounted to $3.161 million. In 2000, we began building our sales and marketing infrastructure to support business-to-business activities, resulting in the hiring of sales and marketing personnel and the production of marketing materials.

Software Development and Technology. Software development and technology expenses increased to $1.802 million for the year ended December 31, 2000 from $1.001 million for the year ended December 31, 1999, an increase of 80.0 percent. The increase in software development expenses was largely attributable to development of core and non-core software to improve scalability, functionality, and deployability in the software licensing environment. A significant portion of the 2000 software development and technology expense was borne in the fourth quarter of 2000, when virtually all of such resources were dedicated to business-to-business activities. Fourth-quarter software development expenses were $817,000, or 45.3 percent of total software expense for the year. During the second and third quarters of fiscal 2000, a significant amount of time and expense was devoted to development of core technology for customer applications and as a result we capitalized $286,000 of software development expense in the second quarter and $255,000 in the third quarter of 2000. We did not capitalize any core software development in the fourth quarter of 2000.

Depreciation and Amortization. Depreciation and amortization expense was $1.130 million for the year ended December 31, 2000 as compared to $621,000 for the year ended December 31, 1999, an increase of 82.0 percent. This increase was primarily due to a full year of amortization of goodwill as a result of our investment in Point2, amortization of capitalized core software development costs as well as a significant increase in server equipment and computers acquired to enhance the infrastructure supporting our business-to-business activities.

Direct Expenses. Direct expenses were $11.460 million (113.5 percent of retail revenue) for the year ended December 31, 2000 as compared to $26.696 million (100.4 percent of retail revenue) for the year ended December 31, 1999. The decline in direct expenses was attributable to our exit from on-line retail operations in 2000.

Advertising and Promotion. Advertising and promotion expenses were $5.040 million for the year ended December 31, 2000 as compared to $11.870 million for the year ended December 31, 1999, a decrease of 57.5 percent. As a percentage of on-line retail revenue, advertising and promotion expenses were 49.9 percent of retail revenue in 2000 as compared to 44.6 percent of retail revenue in 1999. The higher proportion of advertising and promotion expenses to revenues for 2000 was directly attributable to our obligation to meet fixed advertising commitments even while terminating retail activities. Advertising and promotion expenses for the year ended December 31, 2000 included $558,000 attributable to promotional pricing and $946,000 for expenses related to a marketing agreement with AOL, which ceased on March 31, 2000. Advertising and promotion expenses for the year ended December 31, 1999 include $4.044 million attributable to promotional pricing expenses and $3.548 million for expenses related to AOL.

Interest Income. Interest income was $467,000 for the year ended December 31, 2000, as compared to $767,000 for the year ended December 31, 1999, a decrease of 39.1 percent. This decrease was largely attributable to lower cash and money market funds on hand in 2000.

Realized Gains and Losses on Disposal of Marketable Securities and Strategic Investments, and Recovery of Assets. Realized gains on disposal of marketable securities and strategic investments amounted to $20.946 million for the year ended December 31, 2000, with no comparative balance for the prior year. This amount includes the disposal of our strategic investment in Quack.com. As a result of AOL's acquisition of Quack.com, we converted our $1.221 million investment in Quack.com into shares of AOL valued at $21.918 million, effective August 31, 2000. We realized further gains of $249,000 in association with the disposal of some shares of AOL in the fourth quarter of 2000.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets. Unrealized losses for the year ended December 31, 2000 were $11.697 million, with no comparative balance for the prior year.

We conducted an assessment of our strategic investment portfolio at December 31, 2000 by analyzing the financial performance of the companies we invested in as well as general market conditions and concluded that an impairment provision of $5.600 million was necessary.

We also revalued our marketable securities at December 31, 2000, which were largely comprised of shares of AOL resulting in an adjustment of $4.846 million to reflect market value. Subsequent to the end of the year, we disposed of a substantial portion of our shares in AOL and realized a gain of $3.696 million.

In addition, at December 31, 2000, we also reviewed our investment in Point2, and it was determined that the recoverability of funds loaned to Point2 was in doubt. As a result, a provision of $802,000 was recorded for a receivable from Point2.

Goodwill Impairment. At December 31, 2000, the Company reviewed its investment in Point2, and it was determined that the goodwill associated with this investment had become impaired. As a result, we incurred an impairment provision of $3.593 million for the goodwill.

Critical Accounting Policies. The accounting policies followed by the Company have a critical effect on the financial reporting of the Company. These policies involve complex judgements and estimates which affect the amount of revenue recognized, the recognition and amortization of assets and liabilities and the recoverability of assets. The valuation and recoverability of assets is generally based on the projected cash flows from these assets. These significant accounting policies are discussed in Notes 2 and 17 of the financial statements. The Company does not have any off-balance sheet special purpose entities.

Liquidity and Capital Resources

Funding (Overview). We have been funded to date primarily through a series of private placements of equity, sales of equity to and investments from strategic partners, gains from investments, option exercises and cash flow from operations. We have received aggregate net proceeds of $78.2 million from equity financing and have realized $23.7 million in gains on investment disposals.

Funding (1999). On September 30, 1999, we issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (five percent) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983. The share purchase warrants expired on September 30, 2001.

Funding (2000). In June 2000, we issued to Acqua Wellington Value Fund Ltd. a total of 900,790 common shares and common share purchase warrants to purchase 360,316 common shares, for proceeds of U.S. $2.1 million. We sold the common shares and warrants to Acqua Wellington in units, at a purchase price of US$2.3313 per unit. Each unit was comprised of one common share and four-tenths (0.40) of a common share purchase warrant. Each whole warrant was exerciseable to acquire one common share for two years at an exercise price of US$2.68 per warrant (one-half warrant at U.S. $5.36 post-consolidation). The purchase price was determined based on a formula tied to the market price of common shares during the 15 day trading period ended June 8, 2000.

On August 31, 2000, we exchanged our shares in Quack.com Inc., which had a cost of $1.221 million, for shares in AOL valued at $21.918 million, resulting in a gain of $20.697 million. During 2000 and 2001, we liquidated some of our shares in AOL to fund operations. In January 2002, we liquidated the remainder of our AOL holdings.

Funding (2001). During 2001, we continued to liquidate our AOL position to fund operations. In addition, we disposed of our equity position in Point2 for $2.603 million and recovered a $811,000 receivable from Point2 that had been provided for in 2000.

In October 2001, with the acquisition of ADB Systemer, we paid $2.293 million in cash to the shareholders of ADB Systemer in connection with the acquisition. As a result of that acquisition, we acquired $811,000 of cash held by ADB Systemer at the time of acquisition.

Funding (2002). On April 24, 2002, we entered into an agreement with Stonestreet LP for a $1.1 million private placement. We will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals. With this additional funding in place, we anticipate that we have sufficient funds to continue operations through 2002.

Capital Assets. Additions to capital assets for the year ended December 31, 2001 were $228,000 primarily related to computer hardware and server equipment. For the year ended December 31, 2000, additions totaled $1.426 million, primarily for computer hardware and server equipment associated with building infrastructure to support business-to-business activities. During 1999 we invested $693,000 in capital assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements. We currently have a capital lease obligation totaling $60,000 over the next two years relating to computer hardware. We anticipate that this commitment will be funded using existing funds. We do not currently have any other significant capital expenditure commitments.

Intangible Assets. As a result of our shift in business model, we capitalized $541,000 of software development costs as part of a core software development project in 2000. These costs will be amortized over the expected useful life of the software which is expected to be 24 months. We did not capitalize any software costs in 2001.

Present Status. We have not earned profits to date and, at December 31, 2001, we had an accumulated deficit of $87.583 million. We have generated negative cash flow from operations since inception. We have expended and expect to continue to expend substantial funds to continue to develop technology, build an infrastructure to support our business development efforts and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses into 2003 and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

As of December 31, 2001, and March 31, 2002 (unaudited), we had cash on hand and marketable securities of $4.215 million and $2.612 million, respectively. At this time, we expect that current cash balances, anticipated funds from operations and the funding from April 24, 2002 will be sufficient to meet our needs through 2002. However, the actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond our control. As a result, we may require funds sooner or in greater amounts than currently anticipated.

We do not have additional committed sources of financing at this time and there can be no assurance that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, our business, operations, financial condition and future prospects will be materially adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common shares.

Foreign Currency Rate Fluctuations. While our financial statements are in Canadian dollars, revenue is generated in Norwegian krone, US dollars and other currencies. We incur the majority of our expenses in Canadian dollars and Norwegian kroner. As a result, we may suffer losses due to fluctuations in exchange rates between the Canadian dollar or Norwegian krone and currencies of other countries. We do not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

Interest Rate and Investment Risk. The primary objective of our investment activities is to preserve principal while at the same time maximizing income received from our investments without significantly increasing risk. Our investment portfolio is primarily comprised of cash, marketable securities, and short-term interest bearing certificates.

Net Operating Losses for Tax Purposes. We have available an aggregate of approximately $65 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $113,000 expires in 2002, $1.924 million expires in 2003, $6.401 million expires in 2004, $19.828 million expires in 2005, $19.262 million expires in 2006, $1.341 million expires in 2007, $7.300 million expires in 2008, $1.576 million expires in 2009, $2.927 million expires in 2010, $1.044 million expires in 2011 and $2.967 million expires in 2012. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

This Annual Report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These may include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations. These risks include our ability to raise additional funding, develop our business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of our products and services, competitive factors, new products and technological changes, and other such risks as we may identify and discuss from time to time, including those risks disclosed in our Form 20-F filed with the Securities and Exchange Commission, as it may be amended. Accordingly, there is no certainty that our plans will be achieved.

Management's Report

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management. The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management's best estimates and judgements. All other financial information in the report is consistent with that contained in the financial statements. The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.



Jeff Lymburner
CEO



Mark Wallace
President

Independent Auditors' Report

to the Shareholders of ADB Systems International Inc. (formerly Bid.Com International Inc.)

We have audited the consolidated balance sheets of ADB Systems International Inc. as at December 31, 2001 and 2000, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian and United States generally accepted auditing standards. With respect to the consolidated statements of operations, deficit and cash flows for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Toronto, Ontario, Canada
February 21, 2002 (except for Notes 2 and 20 which are as of April 24, 2002)

Comments by Auditors on Canada – United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the Shareholders dated February 21, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.



Chartered Accountants
Toronto, Ontario, Canada
February 21, 2002 (except for Notes 2 and 20 which are as of April 24, 2002)

Consolidated Balance Sheets

December 31, 2001 and 2000
(in thousands of Canadian dollars)

	2001	2000
ASSETS		
CURRENT		
Cash	**$ 2,557**	$ 7,363
Marketable securities	**1,658**	8,124
Accounts receivable	**1,288**	701
Deposits and prepaid expenses	**131**	1,180
	5,634	17,368
CAPITAL ASSETS (Note 4)	**1,332**	1,760
STRATEGIC INVESTMENTS	**173**	1,176
CAPITALIZED SOFTWARE	**202**	473
ACQUIRED AGREEMENTS (Note 13)	**149**	-
ACQUIRED SOFTWARE (Note 13)	**3,102**	-
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)	**-**	24
	$ 10,592	$ 20,801
LIABILITIES		
CURRENT		
Accounts payable	**$ 841**	$ 1,213
Accrued liabilities	**813**	807
Current portion of capital lease obligation	**42**	66
Current portion of deferred revenue	**823**	1,611
	2,519	3,697
DEFERRED REVENUE	**33**	1,185
CAPITAL LEASE OBLIGATION	**18**	59
	2,570	4,941
MINORITY INTERESTS	**8**	-
COMMITMENTS AND CONTINGENCIES (Notes 2 and 8)	**-**	-
SHAREHOLDERS' EQUITY		
Share capital (Note 6(c))	**93,568**	83,724
Warrants (Note 6(f))	**1,349**	1,005
Stock options (Notes 6(d) and 13)	**691**	-
Foreign currency translation	**(11)**	-
Deficit	**(87,583)**	(68,869)
	8,014	15,860
	$ 10,592	$ 20,801

On behalf of the Board:



Director



Director

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999
(in thousands of Canadian dollars except per share amounts)

	2001	2000	1999
Revenue (Note 18)	**$ 4,455**	$ 12,497	$ 31,001
Less: Customer acquisition costs	**(60)**	(157)	-
Net revenue	**4,395**	12,340	31,001
General and administrative	**7,622**	16,236	12,405
Sales and marketing	**4,040**	3,161	-
Software development and technology	**3,691**	1,802	1,001
Depreciation and amortization	**1,572**	1,130	621
Direct expenses	**-**	11,460	26,696
Advertising and promotion (Note 10)	**-**	5,040	11,870
Interest income	**(345)**	(467)	(767)
	16,580	38,362	51,826
Loss before the undernoted	**(12,185)**	(26,022)	(20,825)
Realized gains and losses on disposal of marketable securities and strategic investments, and recovery of assets (Note 11)	**6,722**	20,946	-
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 12)	**(2,435)**	(11,697)	-
Restructuring charges	**(959)**	-	-
Goodwill impairment (Note 13 and 15)	**(9,476)**	(3,593)	-
Retail activities settlement (Note 10)	**(381)**	-	-
	(6,529)	5,656	-
NET LOSS FOR THE YEAR	**$ (18,714)**	$ (20,366)	$ (20,825)
LOSS PER SHARE (Note 6 (i))	**$ (0.64)**	$ (0.76)	$ (0.84)

Consolidated Statements of Deficit

Years ended December 31, 2001, 2000 and 1999
(in thousands of Canadian dollars)

	2001	2000	1999
DEFICIT, BEGINNING OF YEAR	**$ (68,869)**	$ (48,503)	$ (27,678)
NET LOSS FOR THE YEAR	**(18,714)**	(20,366)	(20,825)
DEFICIT, END OF YEAR	**$ (87,583)**	$ (68,869)	$ (48,503)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999
(in thousands of Canadian dollars)

	2001	2000	1999
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES			
OPERATING			
Net loss for the year	**$ (18,714)**	$ (20,366)	$ (20,825)
Items not affecting cash			
Depreciation and amortization	**1,572**	1,130	621
Non cash customer acquisition costs	**60**	1,005	-
Stock compensation to third parties	**115**	-	-
Realized gains and losses on disposal of marketable securities and strategic investments, and recovery of assets (Note 11)	**(6,722)**	(20,946)	-
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 12)	**2,435**	11,697	-
Goodwill impairment (Notes 13 and 15)	**9,476**	3,593	-
	(11,778)	(23,887)	(20,204)
Changes in non-cash operating working capital (Note 9)	**(2,917)**	822	738
	(14,695)	(23,065)	(19,466)
INVESTING			
Capital assets	**(317)**	(1,426)	(693)
Strategic investments	**(328)**	(2,612)	(5,386)
Capitalized software, trademarks and intellectual property	**(5)**	(590)	(555)
Marketable securities	**10,142**	25,676	(9,672)
Acquisition of ADB Systemer ASA (Note 13)	**(2,244)**	-	-
Proceeds from disposal of joint venture and strategic investments (Note 11 (d))	**2,706**	-	-
	9,954	21,048	(16,306)
FINANCING			
Issuance of common shares (Note 6 (c))	**-**	4,236	28,688
Capital lease obligation	**-**	148	-
Repayment of capital lease	**(65)**	(23)	-
Special warrants receivable	**-**	-	2,311
	(65)	4,361	30,999
NET CASH INFLOW (OUTFLOW) DURING THE YEAR	**(4,806)**	2,344	(4,773)
CASH, BEGINNING OF YEAR	**7,363**	5,019	9,792
CASH, END OF YEAR	**$ 2,557**	$ 7,363	$ 5,019
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS			
Interest expense	**$ -**	$ -	$ -
Income taxes	**-**	-	-

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999
(in Canadian dollars)

1. DESCRIPTION OF BUSINESS

ADB Systems International Inc. (ADB or the Company), formerly Bid.Com International Inc. (Bid.Com), delivers asset lifecycle management solutions that enable companies to source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including the asset-intensive oil and gas industry to improve operational efficiencies. ADB also enables customers in government, manufacturing and financial services sectors to reduce purchasing costs and improve procurement processes.

Bid.Com was an on-line auction service provider and e-tailer. During 2000, the Company refocused its business model to become an on-line enabler for businesses wanting to take advantage of e-commerce. In October 2000, the Company conducted its last on-line retail auction. The Company provides businesses with the use of its software and hardware technology over a specific term in addition to consulting, implementation, and training services. In October 2001, Bid.Com acquired ADB Systemer ASA, a Norway-based software vendor of enterprise asset management and electronic procurement applications. The Company changed its name to ADB Systems International Inc. to reflect its expanded product offering.

2. CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company's ability to continue as a going concern will be dependent on management's ability to successfully execute its business plan including a further reduction of operating costs and increase in revenue. The Company may seek additional forms of debt or equity financing, but cannot provide assurance that it will be successful in doing so. As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

These financial statements do not include adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

The Company's management has developed a business and financial plan to further reduce operating costs and leverage the technical and management expertise acquired from the acquisition of ADB Systemer. Combined with the latest financing commitment, management anticipates that as a result of these measures sufficient cash is on hand to fund operations through 2002.

Management believes that continued existence beyond this time period is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. Management also believes that additional equity or debt based financing may be required to continue its operations in addition to what has been committed to.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 17.

The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (see Note 2).

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of the assets, liabilities, revenue and expenses of a jointly controlled company during the period of ownership, September 1999 to May 2001. Business acquisitions are accounted for under the purchase method and operating results are included in the consolidated financial statements as of the date of the acquisition of control. All material inter-company transactions have been eliminated.

MARKETABLE SECURITIES

Marketable securities include registered equity instruments, all of which are carried at the lower of cost and quoted market value. Net unrealized losses on marketable securities related to an impairment determined to be other than temporary in nature are determined on the specific identification basis and are included in the Consolidated Statements of Operations.

In 2000, marketable securities included unregistered equity instruments of publicly traded companies that were not freely trading until a future date. Unregistered equity instruments were valued at freely trading market values less a discount factor. The Company did not have any unregistered equity instruments at December 31, 2001.

Marketable securities also include interest-bearing certificates carried at cost plus accrued interest which approximate market value.

ADVERTISING

Until October 2000, the Company incurred advertising expenses related to its retail sales. The Company expensed the costs of producing advertisements at the time production occurred, and expensed the costs of communicating advertising in the period in which the advertising space or airtime was used. Internet advertising expenses were recognized based on specifics of the individual agreements, but generally using the greater of (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract.

This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs," issued by the American Institute of Certified Public Accountants.

CAPITAL ASSETS AND DEPRECIATION

Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	30% per year
Furniture and fixtures	20% per year
Building	5% per year
Leasehold improvements	life of the lease

STRATEGIC INVESTMENTS

Strategic investments are carried at the lower of cost and estimated net realizable value. Management has assessed the carrying value of the investments and recorded an impairment provision based on management's best estimate of net realizable value.

SOFTWARE DEVELOPMENT COSTS

The cost of non-core software internally developed for client applications through e-commerce enabling agreements and software licensing has been expensed as incurred. The cost of core software internally developed for client applications through e-commerce enabling agreements has been capitalized and is being amortized over two years. The cost of core software internally developed for software licensing contracts has been expensed as incurred.

The cost of acquired software and internally developed software for use in on-line retail operations was expensed as incurred.

ACQUIRED SOFTWARE

The cost of core software acquired as a result of the acquisition of ADB Systemer has been capitalized and is amortized over three years, the estimated useful life of the software.

TRADEMARKS AND INTELLECTUAL PROPERTY

Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years. Trademarks and intellectual property acquired as a result of the acquisition of ADB Systemer, and directly attributable to core software, have been capitalized and are amortized over three years, the estimated useful life of the software.

GOODWILL

In 2001, the Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook sections 1581 and 3062, implemented by The Canadian Institute of Chartered Accountants, whereby the purchase price of an acquired business is allocated to all assets and liabilities, including identifiable intangible assets based on their fair values. Any purchase price in excess of those fair values is recorded as goodwill. Goodwill must be tested annually for impairment on a fair value basis, and where the carrying value exceeds fair value, a goodwill impairment loss must be recorded. This new accounting policy is effective January 1, 2002 with a transition provision beginning July 1, 2001. Management assessed the carrying value of the goodwill arising from the acquisition of ADB Systemer, and determined that a permanent decline had occurred in the fair value of goodwill at December 31, 2001 based on estimated future cash flows from the business acquired.

Prior to the adoption of the most recent accounting standards, the excess of the purchase price over the fair value of net assets arising on the acquisition of a jointly-controlled company in 1999 was capitalized, and amortized over seven years. Management assessed the carrying value of the goodwill and recorded an impairment provision in 2000 based on estimated future cash flows.

TRANSLATION OF FOREIGN CURRENCIES

The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenue and expenses at the average monthly rate. Gains and losses from foreign exchange translations are included in the statements of operations.

The Company's foreign subsidiaries in the United States, Ireland, the United Kingdom, and Australia are classified as fully integrated with the functional currency being the Canadian dollar. The Company uses the temporal method of foreign currency translation for these operations. Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date. Non-monetary assets are translated at historic exchange rates. Revenue and expense amounts are translated using the average exchange rate for the year except depreciation which is translated at historic exchange rates. Gains and losses from foreign exchange translations are included in the statement of operations.

The Company's subsidiary in Norway is classified as a self-sustaining operation whereby the functional currency of the operation is the Norwegian krone. The Company uses the current rate method of translation for these operations. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses (including depreciation and amortization) are translated using the average exchange rate for the year. Gains and losses from foreign exchange translations are included as a separate component of shareholders' equity.

LOSS PER SHARE

On January 1, 2001, the Company adopted the provisions of The Canadian Institute of Chartered Accountants Handbook section 3500, "Earnings per Share," whereby the treasury stock method of calculating diluted earnings per share is used. For the years presented, all stock options and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share. The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

REVENUE RECOGNITION

a) License and related services agreements

The Company has agreements to provide software licenses for client-server-based software applications. The Company adopted the provisions of Statement of Position 97-2 "Software Revenue Recognition," and Statement of Position 98-9 "Software Revenue Recognition With Respect to Certain Transactions," in its accounting for revenue recognition on delivery of software licenses. Revenue is recognized on physical delivery for software licenses when undelivered elements are not essential to the functionality of the license. When software licenses are delivered and require additional elements essential to the functionality of the license, such as consulting and implementation services, license revenue is recognized on a percentage of completion basis until all services requisite to the functionality of the license have been delivered and vendor specific objective evidence of the fair value of each component exists. Software licenses are granted for an indefinite term.

The Company also has agreements to provide maintenance, support, and training services. Revenue from maintenance and support agreements is recognized over the term of the agreement. Revenue from training services is recognized when these services are provided.

The Company also has agreements that principally include the provision of a software license, but also contain additional deliverable elements, such as the provision of upgrades and hosting services. For these contracts, where vendor-specific objective evidence criteria for independent recognition of revenue elements do not exist, revenue is recognized over the term of the agreement or three years when a revenue sharing arrangement exists. Revenue from net revenue sharing arrangements is recorded as received.

b) E-commerce enabling agreements

The Company has agreements where it has become an e-commerce enabler to various businesses. The Company adopted the provisions of Statement of Position 98-9, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants in its accounting for multiple element e-commerce enabling agreements. The Company's multiple element e-commerce enabling agreements are comprised of revenue for providing consulting, implementation, training, and hosting services. Revenue from individual elements of each contract is recognized when vendor-specific objective evidence exists to determine the fair value of individual contract elements. When vendor specific objective evidence exists, consulting, implementation, and training elements are recognized on a percentage of completion basis and the hosting element is recognized ratably over the term of the contract. In the absence of vendor specific objective evidence, the Company defers and amortizes all revenue from individual contract elements ratably over the term of the contract.

c) Sale of retail products and related activities

Revenue from product sales, commission, shipping, and handling was recognized when goods were shipped to customers. The Company ceased its on-line retail operations in October 2000, and has not earned revenue related to retail activities since that date.

DEFERRED REVENUE

Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received in e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

CUSTOMER ACQUISITION COSTS

Customer acquisition costs are comprised of the calculated fair value of common share purchase warrants issued to customers in return for certain agreements. These amounts are deducted from gross revenue to the extent that revenue is earned, and are otherwise included in general and administrative expenses. The fair value of these warrants is calculated based on the Cox-Rubinstein binomial valuation model.

USE OF SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

Under Canadian generally accepted accounting principles, stock-based compensation to employees is not recorded in the accounts of the Company. Stock-based compensation to employees under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted to employees at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of U.S. GAAP (Note 17).

Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model. Stock-based compensation is issued in respect of past services, and the expense is recorded at the time the equity instrument is issued which is typically the date the equity instrument vests.

The Canadian Institute of Chartered Accountants implemented handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective January 1, 2002. This standard is consistent with SFAS 123 and is not expected to further impact the Company's financial statements.

INCOME TAXES

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

4. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
			(in thousands)			
Computer hardware	$ 2,889	$ 1,949	$ 940	$ 2,773	$ 1,217	$ 1,556
Furniture and fixtures	468	201	267	284	120	164
Leasehold improvements	151	129	22	127	87	40
Building	105	2	103	-	-	-
	$ 3,613	$ 2,281	$ 1,332	$ 3,184	$ 1,424	$ 1,760

Included in computer hardware are assets under capital lease with cost, accumulated amortization and net book value of $149,000, $67,000 and $82,000 (2000 - $149,000, $42,000, $107,000) respectively.

5. INCOME TAXES

Effective January 1, 2000, the Company adopted accounting for income taxes under the liability method. Under the liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company's assets and liabilities. The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized. The valuation allowance will be reviewed and adjusted as appropriate for each reporting period. At December 31, 2001 and 2000, the Company established the valuation allowance at 100% of the future tax asset.

	2001	2000
	(in thousands)	
FUTURE TAX ASSET		
Tax losses carried forward (i)	$ 25,398	$ 18,571
Differences in tax and accounting valuations for capital assets and investments (i)	4,241	5,281
	29,639	23,852
Valuation allowance	(29,639)	(23,852)
Future tax asset	$ -	$ -
PROVISION FOR INCOME TAXES		
Income taxes at statutory rate	$ (7,062)	$ (7,739)
Tax losses carried forward	4,455	1,423
Differences in tax and accounting valuations for capital assets and investments	(1,178)	4,569
Permanent differences for tax and accounting income	3,785	1,747
Provision for income taxes	$ -	$ -

(i) Included in future tax asset tax losses carried forward for 2001 are $2.372 million obtained on the acquisition of ADB Systemer. Included in future tax asset differences in tax and accounting valuations for capital assets and investments for 2001 are $138,000 acquired on acquisition of ADB Systemer.

The Company's tax loss carryforwards at December 31, 2001 expire as follows:

	(in thousands)
2002	$ 113
2003	1,924
2004	6,401
2005	19,828
2006	19,262
2007	1,341
2008	7,300
2009	1,576
2010	2,927
2011	1,044
2012	2,967
	$ 64,683

6. SHARE CAPITAL

a) AUTHORIZED

Unlimited number of common shares

Unlimited number of preference shares – issuable in series

b) SHARE CONSOLIDATION

On October 11, 2001, the Company's shareholders approved a two-for-one share consolidation. All share and option figures contained in these financial statements have been adjusted retroactively to reflect the share consolidation.

c) COMMON SHARES

	2001		2000	
	Common Shares	Amount	Common Shares	Amount
	(in thousands of shares and dollars)			
Opening balance	27,319	$ 83,724	26,323	$ 77,488
Issued for Cash:				
Exercise of options (Notes 6(d))	-	-	274	1,116
Issuance of shares (Note 6(e))	-	-	450	3,120
Issuance of shares on acquisition of ADB Systemer (Note 13)	10,866	9,844	-	-
Exercise of Point2 warrants (Note 6 (g))	-	-	272	2,000
Closing balance	38,185	$ 93,568	27,319	$ 83,724

d) STOCK OPTIONS

(i) The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for employee options outstanding at December 31, 2001 was approximately $15 million (2000 – $21.3 million). The Management Resources and Compensation Committee of the Board of Directors reserves the right to attach vesting periods to stock options granted. Certain of the stock options outstanding at the end of 2001 are exercisable immediately, while the remainder have vesting periods attached which range from six months to 36 months. The options expire between 2002 and 2004.

A summary of changes in the stock option plan for the two years ended December 31, 2001 is as follows:

	Number of Options		Average Price	
	2001	2000	2001	2000
	(in thousands)			
Opening balance	1,924	1,360	$ 11.08	$ 11.02
Granted	1,138	1,040	1.42	10.20
Granted as replacement options in the acquisition of ADB Systemer (Note 13)	773	-	0.36	-
Exercised	-	(249)	-	4.00
Cancelled	(951)	(277)	8.82	11.36
Closing balance	2,884	1,924	$ 5.19	$ 11.08
Exercisable, end of year	1,391	1,385	$ 9.62	$ 11.22
Options remaining for issuance under stock option plan	1,005	1,188		

Range of Exercise Prices	Number Outstanding at December 31, 2001 (in thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001 (in thousands)	Weighted Average Exercise Price
$.36 - $.50	773	3.0 years	$ 0.36	64	$ 0.36
$.50 - $ 2	656	1.9 years	$ 0.64	0	$ 0
$ 2 - $ 4	250	2.8 years	$ 2.60	190	$ 2.62
$ 4 - $ 8	275	1.8 years	$ 5.62	237	$ 5.54
$ 8 - $ 12	347	0.6 years	$ 11.26	347	$ 11.26
$ 12 - $ 23	583	0.8 years	$ 14.00	553	$ 13.74
	2,884			1,391	

(ii) The Company also had stock options outstanding to third parties at December 31, 2001. The aggregate purchase price for third-party stock options outstanding at December 31, 2001 was $1,484,000 (2000 – $1,096,000). These options expire between 2003 and 2004. A summary of changes in the stock options to third parties for the two years ended December 31, 2001 is as follows:

	Number of Options		Average Price	
	2001	2000	2001	2000
	(in thousands)			
Opening balance	71	73	$ 15.48	$ 14.66
Granted	223	33	1.74	12.08
Exercised	-	(25)	-	4.84
Cancelled	-	(10)	-	24.90
Closing balance	289	71	$ 5.13	$ 15.48
Exercisable, end of year	282	54	$ 5.14	$ 16.52

e) PRIVATE COMMON SHARE PLACEMENT

On June 16, 2000, the Company issued 450,395 common shares at a price of $6.98 per share in a private placement. The Company received net proceeds of $3.12 million (after deducting costs of issue of approximately $21,000). Pursuant to the agreement to issue common shares, the Company issued 0.4 share purchase warrants for each common share, entitling the investee to 180,158 additional shares at a price of US$5.36 per share. These share purchase warrants were outstanding at December 31, 2001 and are exercisable until June 16, 2002.

f) SHARE PURCHASE WARRANTS UNDER PRIVATE PLACEMENT EQUITY ISSUES

A summary of changes in the warrants issued to investors for the two years ended December 31, 2001 is as follows:

	2001		2000	
	Warrants	Amounts	Warrants	Amounts
	(in thousands)			
Opening balance	1,620	$ 28,074	928	$18,550
Granted (Notes 6(e) and (f(ii))	-	-	692	9,524
Granted as replacement warrants on acquisition of ADB Systemer ASA (Notes 6 (f(i)) and 13))	608	219	-	-
Expired (Note 6(f(iii))	(928)	(18,550)	-	-
Closing balance	1,300	$ 9,743	1,620	$ 28,074

i) Acquisition of ADB Systemer

On October 11, 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer. As a result of the acquisition, the Company issued 607,600 share purchase warrants with a strike price of two Norwegian kroner, in exchange for 700,000 share purchase warrants in ADB Systemer. These warrants retain all of the characteristics of the original warrants and have specific exercise dates of March 31, 2002 and March 31, 2003, expiring March 31, 2003 (see Note 13).

ii) Strategic Marketing Agreement

On March 28, 2000, pursuant to a strategic marketing agreement with one of its key customers, the Company issued 512,500 common share purchase warrants at a price of $15.80 per warrant. Each common share purchase warrant entitles the holder to acquire one common share. These warrants are fully vested and expire March 27, 2003.

iii) Special Warrants

Pursuant to a special warrant financial placement in September 1999, the Company issued 927,339 warrants at an exercise price of $20.00. These warrants expired on September 30, 2001.

g) POINT 2 WARRANTS

During 2000, two share purchase warrants were exercised into 271,405 common shares having a value of $2 million for no additional consideration (see Note 14).

h) COMPENSATION WARRANTS UNDER PRIVATE PLACEMENT EQUITY ISSUE

Pursuant to a 1999 private placement, 92,734 compensation warrants were issued to the underwriter. These warrants expired on September 30, 2001.

i) EARNINGS PER SHARE

The following table sets forth the computation of basic earnings (loss) per share.

	2001	2000	1999
	(in thousands, except per share amounts)		
Numerator:			
Net Loss (numerator for basic loss per share applicable to common shares)	$ (18,714)	$ (20,366)	$ (20,825)
Denominator:			
Weighted average shares (denominator for basic loss per share)	29,130	26,844	24,792
Basic loss per share	$ (0.64)	$ (0.76)	$ (0.84)

For each year ended, the Company excluded the effect of all stock options and warrants as their impact would have been anti-dilutive.

7. FINANCIAL INSTRUMENTS

Foreign exchange risk

The Company's revenue from software licensing and related services, and e-commerce enabling agreements is transacted in various currencies including Canadian dollar, U.S. dollar, UK pound, Irish pound, and Norwegian Krone. Correspondingly, operating expenses related to these activities are transacted in the above denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

Prior to the ceasing of its on-line retail operations, the Company transacted the majority of its retail product sales and purchases in U.S. dollars.

Interest rate risk

The Company has limited exposure to fluctuations in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

Fair value

Fair value of assets and liabilities approximate amounts at which they would be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

Equity Instruments

During 2001, the Company was exposed to fair value fluctuations of publicly-traded common shares received in connection with the disposal of one of its strategic investments. To mitigate this risk, the Company engaged in the purchase of call and the sale of put options. The Company did not engage in the sale of call or put options exceeding the number of shares held. As at January 31, 2002, all common shares and related call and put options had been disposed.

8. COMMITMENTS AND CONTINGENCIES

(a) Minimum payments under operating leases during the next three years are as follows:

	(in thousands)
2002	$ 1,083
2003	497
2004	236

(b) As a result of a review of statutory reporting obligations regarding employee benefits, the Company has identified a potential for non-compliance. The employees and regulators concerned have been notified. The probability and amount of any potential liability relating to this situation is presently not determinable.

(c) The Company has entered into compensation arrangements with certain of its employees. In the event of involuntary termination, the Company may be liable for potential payment of $610,000 to these employees.

(d) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company maintained a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 2000, the Company was required to maintain $143,000 in this reserve account. The Company did not have any such commitment at December 31, 2001.

9. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2001	2000	1999
	(in thousands)		
Accounts receivable	$ (12)	$ 210	$ (543)
Inventory	-	155	14
Deposits and prepaid expenses	251	3,399	(4,289)
Accounts payable	(1040)	(2,391)	1,913
Accrued liabilities	5	(1,093)	1,525
Deferred revenue	(2,121)	542	2,118
	$(2,917)	$ 822	$ 738

10. RETAIL ACTIVITIES

The Company ceased its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales of previous years. These amounts were not previously anticipated.

In June 1997, the Company introduced special promotional pricing to stimulate new bidder registrations and first-time sales. This special promotional pricing cost the Company approximately $558,000 in 2000, and $4,044,000 in 1999, and was included in advertising and promotion. As the Company ceased its online retail operations in October 2000, no promotional pricing expense was incurred in 2001.

11. REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND RECOVERY OF ASSETS

	2001	2000	1999
		(in thousands)	
Gain on disposal of strategic investment (Note 11(a) and (b))	$ 6	$ 20,697	$ -
Gain on disposal of marketable securities (Note 11(c))	3,656	249	-
Gain on disposal of Point 2 (Note 11(d))	2,249	-	-
Recovery of Point2 receivable (Note 11(d))	811	-	-
	$ 6,722	$ 20,946	$ -

(a) During 2001, the Company disposed of strategic investments that resulted in cash proceeds of $103,000 and a realized gain of $6,000.

(b) During 1999 and 2000, the Company acquired common shares in Quack.com Inc. directly and through convertible debentures for aggregate costs of $1.221 million. In August 2000, the Company's investment in Quack.com Inc. was acquired by America Online Inc. (AOL). In exchange for its shares in Quack.com Inc., the Company received 278,027 unregistered shares of AOL valued at $21.9 million, resulting in a gain of $20.7 million.

(c) The Company disposed of 120,000 of its AOL shares in November 2000, and recognized a gain of $249,000. In January 2001, the Company's unregistered AOL shares became freely trading and the Company sold 122,801 shares for gross proceeds of $10.0 million, realizing a gain of $3.7 million. In August of 2001, the remaining shares were released from escrow and became freely trading. At December 31, 2001 the Company held 30,000 shares in AOL.

(d) In May 2001, the Company sold its equity interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 that had been provided for in 2000.

12. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS

	2001	2000	1999
		(in thousands)	
Revaluation of strategic investments (Note 12(a))	$(1,510)	$ (5,600)	$ -
Revaluation of marketable securities (Note 12(b))	-	(4,846)	-
Provision for impairment of assets (Note 12(c))	(925)	-	-
Provision for receivable from Point2 (Note 12(d))	-	(802)	-
Provision for impaired intangible assets (Note 12(e))	-	(401)	-
Provision for non-trade receivable	-	(48)	-
	$(2,435)	$(11,697)	$ -

(a) The Company reviewed the carrying value of each of its strategic investments and determined that in light of recent financial performance of each investment and market conditions, the decline in value of these investments was other than temporary, and a revaluation was required.

(b) The Company reviewed the market value of its shares in America Online Inc, at December 31, 2001 and 2000, and determined that a mark-to-market adjustment was required. At December 31, 2001 the Company held 30,000 shares in AOL.

(c) The Company reviewed the carrying value of a prepaid advertising asset during the first quarter and determined the future value of this asset has been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

(d) As a result of reviewing the carrying value of its investment in Point2, the Company determined that a portion of the receivable from that investee was not recoverable as at December 31, 2000.

(e) The Company determined that the intangible assets of Point2 had become permanently impaired as at December 31, 2000.

13. ACQUISITION OF ADB SYSTEMER ASA

On October 11, 2001, the Company acquired 98.3 per cent of the outstanding shares of ADB Systemer of Sola, Norway. ADB Systemer was a publicly-traded software vendor focused on enterprise asset management and integrated electronic procurement. ADB Systemer has wholly-owned subsidiaries in the United States and in the United Kingdom.

The purchase price for 12,518,493 of the outstanding ADB Systemer common shares was $13.762 million. The purchase price was comprised of $2.293 million in cash, $9.844 million of common stock issued from treasury, acquisition costs of $765,000, employee stock options with a fair market value of $576,000 granted to ADB Systemer employees as replacement options and warrants with a fair market value of $284,000 issued to ADB Systemer warrant holders as replacement warrants. Common stock issued from treasury totaled 10,866,052 shares (21,732,104 pre-consolidation) with a value of $9.844 million based on a five-day trading average before and after September 10, 2001, the date the acquisition was announced to the general public. The purchase price for ADB Systemer did not include any contingent payments, options, or commitments. The purchase price of $13.762 million was allocated as follows:

	2001
	(in thousands)
Net monetary assets (including cash $814)	$ 418
Capital assets	308
Contractual agreements	177
Acquired software and related intellectual property	3,383
Goodwill	9,476
Total purchase price	$ 13,762

ADB Systemer's operations were consolidated after the effective date of the acquisition, October 11, 2001.

The amortization period for contractual agreements and software and related intellectual property will be 12 and 36 months respectively. Goodwill will not be amortized, but will be subject to an impairment test where the carrying value of goodwill would be compared to its fair value. In the event the carrying value of goodwill exceeds its fair value, a goodwill impairment will be recorded. At December 31, 2001, the carrying value of goodwill was tested for impairment, and it was determined that a goodwill impairment of $9.476 million was required. Goodwill is not deductible for tax purposes.

14. INVESTMENT IN A JOINTLY CONTROLLED COMPANY

In 1999, the Company acquired a 51 percent interest in Point2 Internet Systems Inc. by issuing $2,500,000 of common shares and warrants to acquire $2,000,000 of common shares for no additional consideration. The warrants were exercised in 2000.

The Company acquired 51 percent of the shares of Point2 but only elected 50 percent of the board of directors. The investment was accounted for on a proportionate consolidation basis and the Company recorded its proportionate share of revenue and expenses, assets and liabilities from the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000. An additional $2 million of goodwill arose on the exercise of two warrants during 2000. At December 31, 2000, the Company provided $3,593,000 for the unamortized portion of goodwill (Note 15).

In May 2001, the Company sold its equity interest in Point2 for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in 2000.

Condensed balance sheet information for Point2 as at December 31, 2000 was as follows:

	2000
	(in thousands)
Current assets	$ 117
Capital assets	205
Current liabilities	775
Shareholder advances	1,633
Shareholders' deficiency	(2,086)

Condensed income statement and cash flow information for Point2 for the five-month period ended May 31, 2001, the year ended December 31, 2000, and the four-month period ended December 31, 1999 is as follows:

	2001	2000	1999
		(in thousands)	
Revenue	$ 192	$ 348	$ 221
Net loss	293	3,003	222
Change in cash resources	-	(14)	(185)

15. GOODWILL IMPAIRMENT

The Company reviewed the carrying value of goodwill acquired in connection with the acquisition of ADB Systemer. The carrying value of goodwill was tested against its fair value and it was determined that a goodwill impairment of $9.476 million was required. The permanent decline in the fair value arose on a downturn in economic conditions resulting in lower than previously anticipated cash flows.

The Company determined that the carrying value of goodwill acquired in connection with the acquisition of Point2 had become permanently impaired at December 31, 2000 (Note 14).

16. RELATED PARTY

In February 2000, the Company entered into an agreement, valued at $1.5 million in shares in Art Vault Limited, plus a hosting fee and a share of net on-line auction revenues, under which it would provide its on-line auction technology and related services to Art Vault in which certain Directors of the Company, in aggregate, had a controlling interest.

During 2001 the Company recorded $1 million (2000- $500,000) in revenue relating to this agreement by drawing down deferred revenue. In April 2001, Art Vault went into receivership, and the Company's investment in Art Vault was written down to zero (2000 – $281,000).

17. RECONCILIATION OF UNITED STATES GAAP

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) STOCK BASED COMPENSATION TO EMPLOYEES

Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock-based compensation under U.S. GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, under both Canadian and United States GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

The Company's calculations for employee grants were made using the Cox-Rubinstein binomial model with the following weighted average assumptions:

	2001	2000	1999
Dividend yield	-	-	-
Risk free interest rate	4.02%	6.20%	5.50%
Expected term, in years	2.77	3.11	2.51

If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	2001	2000	1999
	(in thousands)		
Loss attributable to common shareholders under U.S. GAAP			
As calculated (Note 17(f))	$ (18,728)	$ (20,352)	$ (20,825)
Pro forma	$ (20,329)	$ (26,470)	$ (30,626)
Basic and diluted net loss per share:			
As calculated	$ (0.64)	$ (0.76)	$ (0.84)
Pro forma	$ (0.70)	$ (0.99)	$ (1.24)

(b) COMPREHENSIVE INCOME

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income, which includes reported net earnings adjusted for other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

(c) MARKETABLE SECURITIES

U.S. GAAP requires that the Company disclose marketable securities into one of three categories: held to maturity; available for sale; or trading. As at December 31, 2001 and 2000, the marketable securities held were classified as follows:

	2001	2000
	(in thousands)	
Trading	$ 1,462	$ 8,081
Held to maturity	196	43
Available for sale	173	1176

d) TRANSLATION OF FOREIGN CURRENCY

Under Canadian GAAP, gains and losses from foreign exchange translations of subsidiaries classified as fully integrated are included in the statements of operations. Under U.S. GAAP, these gains and losses are included as a component of comprehensive income.

(e) ADDITIONAL DISCLOSURES AS REQUIRED IN ACCORDANCE WITH UNITED STATES GAAP

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities. Included in accrued liabilities at December 31, 2001 are accrued compensation expenses (severance and unpaid vacation) of $454,000 (2000 – $225.000).

(f) The effect of the above differences (Note 17(d)) on the Company's financial statements is set out below:

Consolidated Balance Sheets	2001	2000
	(in thousands)	
Deficit as reported under Canadian GAAP	$ (87,583)	$ (68,869)
Adjustments:		
Translation of foreign currency	-	14
Deficit under US GAAP	(87,583)	(68,855)
Accumulated Other Comprehensive Income (loss)	-	(14)
Deficit and accumulated Other Comprehensive income (loss) under US GAAP	$ (87,583)	$(68,869)

Consolidated Statement of Operations	2001	2000	1999
		(in thousands)	
Net loss for the year as reported under Canadian GAAP	$(18,714)	$(20,366)	$(20,825)
Adjustments:			
Translation of foreign currency	(14)	14	-
Net loss for the year as reported under US GAAP	$(18,728)	$ (20,352)	$(20,825)
Translation of foreign currency	14	(14)	-
Comprehensive income (loss) as reported under US GAAP	$(18,714)	$ (20,366)	$(20,825)

(g) IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires that, effective for all fiscal years beginning after June 15, 2000, an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. Management has determined that the adoption of the pronouncement has not had any significant effect upon the Company's financial statements.

The Canadian Institute of Chartered Accountants implemented Accounting Guideline 13 – "Hedging Relationship" effective July 1, 2002 which establishes certain conditions for when hedge accounting may be applied. As the Company does not establish hedging relationships, the adoption of this guideline is not expected to have any significant effect on the Company's financial statements.

(h) OPERATING LOSS
U.S. GAAP requires that the Company disclose operating loss. Operating loss of the Company for the year was $20.866 million, comprised of net loss of $18.714 million less realized gains and losses and unrealized losses on marketable securities and strategic investments of $2.152 million (2000 - $30.866 million, comprised of net loss of $20.366 million less $10.500 million; 1999 - $20.825 million).

18. SEGMENTED INFORMATION
The Company operates in several reportable geographic segments: North America; Ireland and the United Kingdom; and Norway. The Company has also earned revenue from both retail and non-retail customers.

Net revenue by Geographic Region	2001	2000	1999
		(in thousands)	
North America	$ 2,761	$ 12,254	$ 31,001
Ireland & U.K.	893	86	-
Norway	741	-	-
	$ 4,395	$ 12,340	$ 31,001

Assets by Geographic Region	2001		2000	
			(in thousands)	
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
North America	$ 588	$ 375	$ 1,179	$ 1,673
Ireland & U.K.	449	-	581	-
Norway	295	3,251	-	-
	$ 1,332	$ 3,626	$ 1,760	$ 1,673

Net revenue by Source	2001	2000	1999
		(in thousands)	
Non-retail revenue	$ 4,455	$ 2,402	$ 4,411
Retail revenue	-	10,095	26,590
Customer acquisition costs	(60)	(157)	-
	$ 4,395	$ 12,340	$ 31,001

For the year ended December 31, 2001, one customer accounted for 22% of net revenue. For the years ended December 31, 2000 and 1999 no customers accounted for more than 10% of net revenue.

19. RECLASSIFICATION OF PRIOR YEARS
Certain prior years amounts have been reclassified to conform to the current year basis of presentation.

20. SUBSEQUENT EVENT
As of April 24, 2002, the Company had entered into an agreement for a private placement with a third party for gross proceeds of $1.1 million. The Company will issue 3.3 million common shares at US $0.21 per share and warrants exercisable into 1 million common shares at US $0.35 per share. The warrants have a term of three years. This transaction is subject to regulatory and exchange approvals.

Directors

Jeffrey Lymburner
CEO

Martin Bekkeheien [3]
Senior Vice President, Statoil

Christopher Bulger [2]
CEO, Megawheels

Paul Godin [2]

Jim Moskos
President,
ADB Technologies Group

David Pamenter [1,3]
Partner, Gowlings

John Reynolds [2]
Managing Director,
LimeRock Partners

Ken Sexton [1]

Charles Walker [1]
President and CEO,
Walker Group Inc.

(1) Member of the Audit Committee
(2) Member of the Management Resources and Compensation Committee
(3) Member of the Corporate Governance Committee

Officers

Jeffrey Lymburner
CEO

Mark Wallace
President

Jan Edvin Pedersen
President, ADB Systemer,
Norwegian Operations

Jim Moskos
President,
ADB Technology Group

John Mackie
Vice President, General Counsel and Corporate Secretary

David Pamenter
Assistant Secretary

Aidan Rowsome
Vice President, Global Sales

ADB Systems Offices

North America
Corporate Headquarters
ADB Systems
International Inc.
6725 Airport Road
Suite 201
Mississauga, Ontario
L4V 1V2
1 888 287 7467

ADB Systems
International Inc.
3001 North Rocky Point
Drive, Suite 200
Tampa, Florida,
33607
1 888 750 7467

Europe
ADB Systemer ASA
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems Limited
Blenheim House
1-2 Bridge Street
Guildford, Surrey
GU1 4RY
UK
+ 44 (0) 1483 592100

ADB Systems
International Ltd.
VistaTEC House
700 South Circular Road
Kilmainham, Dublin 8
Ireland
+ 353 1 416 8188

Additional shareholder information

www.adbsys.com
investor-relations@adbsys.com

Registrar and Transfer Agent

CIBC Mellon Trust Company
PO Box 70390
Toronto, Station A
Toronto, ON M5W 2X5

Auditors

Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario, Canada

Lawyers

Brown Raysman, New York

Gowlings, Toronto

Stock Exchange Listings

Toronto Stock Exchange
Symbol: ADY

Nasdaq National Market
Symbol: ADBI

Shares Outstanding

Issued: 38,185,252
Diluted: 42,658,512
*December 31, 2001

This Annual Report makes reference to "Operating Loss" and "Operating Expense." "Operating Loss" is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating Loss and Operating Expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP").




ADB